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Exhibit 99.3

LOCK-UP AGREEMENT

STRICTLY CONFIDENTIAL

March 8, 2005

Board of Directors
Brascan Corporation
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3

Board of Directors
Brascade Corporation
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3

Attention: Mr. Robert Harding, Chairman of the Board, Brascan Corporation
                   Mr. Edward C. Kress, Chairman of the Board, Brascade Corporation

Dear Sirs:

        The board of directors (the "Board") of Noranda Inc. (the "Corporation") has approved the terms of an issuer bid (the "Issuer Bid"), pursuant to which the Corporation may make a bid, on substantially the terms and conditions summarized in Schedule A, to all of its shareholders for a specified number of common shares in return for preferred shares (the "Preferred Shares"). The Board has also approved the terms of a transaction (the "Insider Bid") pursuant to which the Corporation may make a bid for the issued and outstanding common shares of Falconbridge Limited not owned by the Corporation in exchange for common shares of the Corporation, on substantially the terms and conditions summarized in Schedule B.

        This letter agreement (the "Agreement") sets out the terms and conditions upon which Corporation agrees to make an offer (the "Offer") for a specified number of its issued and outstanding common shares (the "Shares"), pursuant to the Issuer Bid, and sets out the obligations and commitments of the Corporation in connection therewith.

        This Agreement also sets out the terms and conditions upon which Brascan Corporation ("Brascan") and Brascade Corporation ("Brascade") (together, the "Sellers") each agrees to deposit or cause to be deposited under the Offer all the common shares in the capital of the Corporation that are owned by it or any of its Wholly Owned Subsidiaries (as defined below) on the Date of Deposit (as defined below) and sets out the obligations and commitments of the Sellers in connection therewith.

ARTICLE 1

THE OFFER

1.1
Timing.    The Corporation agrees to make the Offer for the number Shares specified in Schedule A (by way of mail or as otherwise permitted under applicable securities laws, including exemptive relief) not later than 21 days following the date hereof.

1.2
Conditions Precedent.    The Corporation shall not be required to make the Offer (and the Corporation may, without prejudice to any other rights, terminate this Agreement by written notice to the Sellers) if:

  1.2.1    prior to the making of the Offer, (i) any act, action, suit or proceeding shall have been taken or threatened before or by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or (ii) any law, regulation, rule or policy shall have been proposed, enacted, promulgated or applied, in the case of both clause (i) and (ii) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Corporation of the Shares, the issuance of the Preferred Shares or the consummation of the Issuer Bid or the rights of the Corporation to cancel the Shares; or

  1.2.2    at the time the Corporation proposes to make the Offer, there exists any prohibition at law against the Corporation making the Offer or taking up and paying for the Shares under the Issuer Bid.

          The foregoing conditions are for the mutual benefit of the Corporation and each of the Sellers and may be waived by the Corporation or the Sellers in whole or in part at any time and shall be deemed to have been waived by the Corporation upon the making of the Offer.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1
Representations and Warranties of the Sellers.    The Sellers, on a joint and several basis, hereby represent and warrant to the Corporation that:

  2.1.1    Incorporation and Authorization.    Each of the Sellers is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; has all necessary power, authority, capacity and right, and has received all requisite approvals to enter into this Agreement and to deposit the Shares that are owned by it or any of its Wholly Owned Subsidiaries on the Date of Deposit, which Shares will be free and clear of any Encumbrances on the Date of Deposit.

  2.1.2    Enforceability.    This Agreement has been duly executed and delivered by each of the Sellers and constitutes a legal, valid and binding agreement enforceable by the Corporation against each of the Sellers in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the court to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

  2.1.3    Ownership of Shares.    The Sellers own directly or indirectly through Wholly Owned Subsidiaries 122,597,952 Shares (the "Sellers' Shares"). Each of the Sellers has the exclusive right to dispose of its portion of the Sellers Shares as provided in this Agreement; and it is not a party to, bound or affected by or subject to, any charter or by-law provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which default would occur as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement subject only to making necessary filings with or giving notifications to any governmental, administrative or regulatory authority having jurisdiction.

  2.1.4    No Agreements.    No person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer from each Seller or the Wholly Owned Subsidiaries of any of each Seller's portion of the Sellers' Shares or any interest therein or right thereto, except pursuant to this Agreement.

  2.1.5    Voting.    None of the Sellers or the Wholly Owned Subsidiaries has previously granted or agreed to grant any ongoing proxy in respect of the Sellers' Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Sellers' Shares.

  2.1.6    Consents.    No consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any governmental, administrative or regulatory authority is required to be made or obtained by the Sellers in connection with (i) the execution and delivery by the Sellers and enforcement against the Sellers of this Agreement or (ii) the consummation of any transactions by the Sellers provided for herein, except for, in either case, approval for listing the Preferred Shares on the Toronto Stock Exchange and the filing of press releases and material change reports and early warning reports under applicable securities legislation.

2.2
Representations and Warranties of the Corporation.    The Corporation hereby represents and warrants to the Sellers that it is a corporation validly existing under the laws of its jurisdiction of incorporation; it has all necessary power, authority, capacity and right, and has received all requisite approvals (other than approval for listing the Preferred Shares on the Toronto Stock Exchange), to enter into this Agreement and to complete the transactions contemplated hereby; and, upon the due execution and delivery of this Agreement by the Sellers, this Agreement shall be a valid and binding agreement enforceable by the Sellers against the Corporation in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they were sought.

ARTICLE 3

COVENANTS

3.1
Covenants of the Sellers.    Each Seller hereby covenants, as to itself, that until this Agreement has been terminated by the Corporation, pursuant to section 5.2, or either of the Sellers, pursuant to section 5.1, it will:

  3.1.1    notify the Corporation of (a) any agreement relating to the disposition of all or any of the Sellers' Shares, which either Seller may enter into after the date hereof but prior to the completion of the Offer or (b) any offer or proposal of the nature referred to in section 4.2 received by it or announced (or known to the Sellers);

  3.1.2    vote in favour of any resolution proposed by the Corporation in order to give effect to or otherwise related to the Issuer Bid (including an amendment to the articles of the Corporation to create the Junior Preferred Shares) whether before or after the making of the Offer; and

  3.1.3    if the Preferred Shares received by the Sellers are issued from the class of preferred shares of the Corporation existing as of the date of this Agreement (the "Senior Preferred Shares"), agree to subordinate the Preferred Shares to any and all series of the Senior Preferred Shares that are issued and outstanding as of the date of this Agreement.

3.2
Covenants of the Corporation.    The Corporation hereby covenants that it will:

  3.2.1    use its commercially reasonable efforts to successfully complete the Issuer Bid and the Insider Bid on the terms set out in Schedule A and Schedule B, respectively, which terms may not be varied or waived, except with the prior written consent of the Sellers;

  3.2.2    prepare the documents (the "Documents") required by the Securities Act (Ontario) or other applicable laws in connection with the Issuer Bid in accordance with applicable laws and permit the Sellers and their counsel to review and comment upon drafts of all Documents, and give reasonable consideration to such comments and all information regarding the Issuer Bid provided by the Sellers;

  3.2.3    notify in writing the Sellers of the date of the Offer;

  3.2.4    deliver forthwith to the Sellers any of the Sellers' Shares deposited under the Offer and subsequently withdrawn pursuant to Article 4;

  3.2.5    at its upcoming annual and special meeting of shareholders, propose a resolution that a class of junior preferred shares (the "Junior Preferred Shares") of the Corporation be created, which class will be subordinated to the Senior Preferred Shares, and (i) if the Preferred Shares have not yet been issued pursuant to the Issuer Bid, issue the Preferred Shares from the class of Junior Preferred Shares or (ii) if the Preferred Shares have been issued pursuant to the Issuer Bid, convert the issued Preferred Shares into three series of Junior Preferred Shares on identical terms to the Preferred Shares except with respect to ranking on payment of dividends and upon liquidation, dissolution or winding up; and

  3.2.6    use its best efforts to seek the listing of the Preferred Shares on the Toronto Stock Exchange upon their issuance under the Issuer Bid.

ARTICLE 4

DEPOSIT AND WITHDRAWAL

4.1
Deposit.    Subject to section 4.2, each of the Sellers hereby agrees to deposit or cause to be deposited under the Offer all of the Shares that are owned at the time of deposit by it or any of the direct or indirect Wholly Owned Subsidiaries on or before the Date of Deposit, which Shares will be free and clear of any Encumbrances on the Date of Deposit, together with a duly completed and executed letter of transmittal. For greater certainty, nothing in this Agreement will require either of the Sellers to exercise or cause to be exercised the conversion rights attached to the adjustable rate convertible debentures of the Corporation held by it.

4.2
Superior Proposal.    The parties hereby acknowledge and agree that the Sellers are not obliged to deposit their Shares pursuant to section 4.1 or, if the Sellers have deposited or caused to be deposited their Shares pursuant to section 4.1, the Sellers may withdraw their Shares from the Offer prior to their Shares being taken up under the terms of the Offer, if (i) the Sellers receive a bona fide offer from an arms' length third party to acquire, directly or indirectly, any or all of the Sellers' Shares or any other securities of the Corporation held by the Sellers (which offer may include the granting of an option to acquire any of such Shares or any joint ownership arrangement with a third party), or (ii) an Acquisition Proposal (as defined below) is announced, which offer or proposal the board of directors of Brascan, in its sole discretion, considers would, if consummated, result in a transaction more favourable to Brascan than the Issuer Bid.

ARTICLE 5

TERMINATION BY THE SELLER AND THE CORPORATION

5.1
Termination by Seller.    Either Seller, when not in default in performance of its obligations under this Agreement, may, without prejudice to any other rights, terminate this Agreement by written notice to the Corporation if:

  5.1.1    any of the circumstances set out in section 1.2 occur;

  5.1.2    Shares deposited under the Offer (including Shares that it deposited) have not, for any reason whatsoever, been taken up and paid for on or before 60 days after the date of the Offer;

  5.1.3    the Corporation's representations and warranties in section 2.2 are untrue in any material respect; or

  5.1.4    the Corporation has not complied in any material respect with any of its covenants to the Sellers in section 3.2.

5.2
Termination by the Corporation.    The Corporation, when not in default in performance of its obligations under this Agreement, may, without prejudice to any other rights, terminate this Agreement by written notice to the Sellers if:

  5.2.1    any of the circumstances set out in section 1.2 occur; or

  5.2.2    either Seller's representations and warranties in section 2.1 are untrue in any material respect; or

  5.2.3    either Seller has not complied in any material respect with any of its covenants to the Corporation in section 3.1.

5.3
Effect of Termination.    In the case of any termination of this Agreement pursuant to this Article 5, this Agreement shall be of no further force and effect. Such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

ARTICLE 6

GENERAL

6.1
Survival of Representations and Warranties.    The representations and warranties shall terminate upon the exchange by the Corporation of the Shares deposited by the Sellers pursuant to section 4.1 and in accordance with the terms of the Offer.

6.2
Disclosure.    Except as required by applicable laws or regulations, or as required by any competent government, judicial or other authority, or in accordance with the requirements of any stock exchange, neither the Corporation, on the one hand, nor the Sellers, on the other hand, shall make any public announcement or statement with respect to this Agreement without the approval of the Sellers or the Corporation, as the case may be, which approval shall not be unreasonably withheld. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement.

6.3
Assignment.    This Agreement shall not be assignable by any party hereto without the consent of the other party.

6.4
Time.    Time shall be of the essence of this Agreement.

6.5
Currency.    All sums of money referred to in this Agreement shall mean Canadian funds, unless otherwise indicated.

6.6
Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.7
Entire Agreement.    This Agreement constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supercedes any prior agreement, representation or understanding with respect thereto. For greater certainty there are no representations, warranties, undertakings or any other matter of any nature whatsoever as between the parties except as contained herein.

6.8
Date.    This Agreement shall be dated as of the date on which it is executed by the Sellers.

6.9
Amendments.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10
Definitions.    For the purposes of this Agreement, and in addition to other terms defined herein, the terms:

  6.10.1    "Acquisition Proposal" means any merger, acquisition, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, material sale of shares or rights or interests therein or thereto, or similar transactions involving the Corporation or any material subsidiary, or a proposal to do so, excluding the Insider Bid.

  6.10.2    "Business Day" means any day on which banks in the City of Toronto, Ontario are open for business.

  6.10.3    "Date of Deposit" means the third Business Day after the date of the Offer.

  6.10.4    "Encumbrance", for the purpose of sections 2.1.1 and 4.1, means any option, security interest or title retention agreement of any nature or kind, or any grant of, or agreement to grant, any proxy or other right to vote, or any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

  6.10.5    "Junior Preferred Shares" has the meaning attributed to that term in section 3.2.5.

  6.10.6    "Senior Preferred Shares" has the meaning attributed to that term in section 3.1.3.

  6.10.7    "Shares" shall include any shares into which the Shares may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom including any extraordinary distributions of securities which may be declared in respect of the Shares and shall also include any Shares issued pursuant to existing rights to purchase Shares under stock option, stock purchase and other plans. For greater certainty, "Shares" shall not include any shares which are issuable upon the exercise by either of the Sellers of its conversion rights attached to the adjustable rate convertible debentures of the Corporation unless and until such conversion rights are exercised.

  6.10.8    "Wholly Owned Subsidiaries" means any and all entities, all the participating securities of which are owned by Brascan or Brascade, as applicable, directly or indirectly through other Wholly Owned Subsidiaries.

  For the purpose of this Agreement, if the last day of a period of days is not a Business Day, the period shall be extended to the next following day which is a Business Day.

6.11
Specific Performance and other Equitable Rights.    Each of the parties recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Offer, that the Corporation would not make the Offer and the Sellers would not agree to their covenants to the Corporation herein and to deposit the Sellers' Shares in accordance with section 4.1 unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by a party of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.

6.12
Notices.    Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered or telecopied in the case of:

(a)
the Corporation, addressed as follows:

    Noranda Inc.
    181 Bay Street
    Suite 200, BCE Place
    Toronto, Ontario
    M5J 2T3

    Attention:        General Counsel

    Telecopier: (416) 982-7111
    Telephone: (416) 982-7423

    with a copy to:

    McCarthy Tétrault LLP
    Toronto Dominion Tower
    Suite 4700
    Toronto, Ontario
    M5K 1E6

    Attention:        Garth M. Girvan

    Telecopier: (416) 868-0673
    Telephone: (416) 362-1812

  (b)
  the Sellers, addressed as follows:

    Brascan Corporation
    181 Bay Street
    Suite 300, Box 762
    Toronto, Ontario
    M5J 2T3

    Attention:        Jeffrey M. Blidner

    Telecopier: (416) 363-9491
    Telephone: (416) 363-2856

    with a copy to:

    Torys LLP
    79 Wellington St. W.
    Suite 3000, Box 270
    Toronto, Ontario
    M5K 1N2

    Attention:        Brian Davis

    Telecopier: (416) 865-7380
    Telephone: (416) 865-7500

  or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this section. The date of receipt of any such notice, request, consent, agreement, or approval shall be deemed to be the date of delivery or telecopy (if during normal business hours, or, if not, the next Business Day).

6.13
Expenses.    Each of the parties shall pay its legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and by whosoever incurred.

6.14
Counterparts.    This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission.

* * *

        If the terms and conditions of this letter are acceptable to you, please so indicate by executing and returning the enclosed copy hereof to the undersigned on or before March 8, 2005, failing which this Agreement shall be null and void.

Yours truly,

NORANDA INC.

By:	DEREK G. PANNELL Name: Derek G. Pannell Title: President and Chief Executive Officer

Agreed and accepted March 8, 2005.

BRASCAN CORPORATION

By:	JEFFREY M. BLIDNER Name: Jeffrey M. Blidner Title: Managing Partner

Agreed and accepted March 8, 2005.

BRASCADE CORPORATION

By:	BRYAN K. DAVIS Name: Bryan K. Davis Title: Vice-President and Treasurer

SCHEDULE A

Terms of the Issuer Bid

1.
General Terms.

  The Offer shall be made by issuer bid circular to all common shareholders of the Corporation, prepared in compliance with the Securities Act (Ontario) ("OSA") and other applicable securities laws. The Offer shall be made on the terms herein set forth and upon such other terms and conditions as required by law and shall be open for an initial period of at least thirty-five (35) days (calculated in accordance with the OSA) or such longer period as may be required to satisfy all of the conditions set forth in paragraph 3 below.

  Upon the terms and subject to the conditions of the Offer, the Corporation will exchange up to 63,377,140 Shares deposited and not withdrawn under the Offer as required by applicable securities laws, subject to proration, in exchange for US$1.25 billion aggregate principal amount of Preferred Shares. The Preferred Shares will consist of three series of junior preferred shares in tranches of US$500 million, US$500 million and US$250 million. If the Preferred Shares are created out of the existing class of Senior Preferred Shares, the three series will be designated as Series J, Series K and Series L. If the Preferred Shares are created out of the new class of Junior Preferred Shares, the three series will be designated as Series 1, Series 2 and Series 3. The terms of the Preferred Shares are set out in Exhibit A.

  Unless the Offer is withdrawn, Shares may be deposited pursuant to the Offer at any time prior to the close of business on the date of the first take-up of or payment for Shares. Any Shares deposited pursuant to the Offer may be withdrawn until exchanged.

2.
Price of the Issuer Bid.    The Offer shall be made on the basis of approximately 0.789 Preferred Shares (proportionately from each series of Preferred Shares to be issued, but without the requirement to issue fractional shares; entitlements to fractional shares will be paid in cash) per Share.

3.
Conditions of the Issuer Bid.    The Offer shall be subject to the conditions set out in Exhibit B.

EXHIBIT A

Preferred Share Class Conditions and Series Terms

The rights, privileges, restrictions and conditions attaching to the Junior Preference Shares are as follows:

  (a)
  Series: The Junior Preference Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Junior Preference Shares.

  (b)
  Preference: The Junior Preference Shares are entitled to priority over the common shares and all other shares ranking junior to the Junior Preference Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (c)
  Idem: The Junior Preference Shares will rank junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (d)
  No Priority: The Junior Preference Shares of each series will rank on a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (e)
  Restrictions: As long as any of the Preferred Shares are outstanding, the Corporation will not at any time, without the approval of the holders of each series of Preferred Shares then outstanding, given in accordance with the terms of the Preferred Shares:

  (i)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation) on the Junior Preference Shares;

  (ii)
  redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares,

    if such action is prohibited by the terms of the Preferred Shares or the terms of any series of Preferred Shares that are then outstanding.

  (f)
  Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of the Corporation.

Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to, the Junior Preference Shares, Series 1

        The first series of Junior Preference Shares of Noranda shall consist of 20,000,000 shares designated as Junior Preference Shares, Series 1 (the "Series 1 Shares") with an issue price of $25.00 per share (the "Issue Price") and, in addition to the rights, privileges, restrictions and conditions attaching to the Junior Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the "Series 1 Provisions"):

1.     Interpretation

(1)
Defined Terms.    In these Series 1 Provisions:

"Acquiring Person" means any person who is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

  (a)
  Noranda or any Subsidiary of Noranda;

  (b)
  Brascan;

  (c)
  any person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of one or any combination of:

  (A)
  a Voting Share Reduction which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such person to a Significant Interest in the Voting Shares then outstanding,

  (B)
  a Pro Rata Acquisition,

  (C)
  an Exempt Acquisition,

  (D)
  a Convertible Security Acquisition, or

  (E)
  a 123 Share Acquisition;

    provided further, however, that if a person shall become the Beneficial Owner of a Significant Interest in the Voting Shares then outstanding by reason of any one or a combination of a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person;

  (d)
  any person who, on the Issue Date of the 123 Shares, is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares, provided that if such person thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person; and

  (e)
  an underwriter or member of a banking or selling group that acquires Voting Shares from Noranda in connection with a distribution of securities pursuant to a prospectus or by way of private placement.

"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:

  (a)
  the outstanding share capital for all shares ranking junior to the Junior Preference Shares;

  (b)
  without duplication, any surplus, whether contributed or capital;

  (c)
  retained earnings; and

  (d)
  consolidated non-controlling interest,

all as set forth in Noranda's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

"Affiliate", when used to indicate a relationship with a specified corporation, means a person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified corporation.

"Associate", when used to indicate a relationship with a specified person, means (i) a spouse of such specified person, (ii) any person of either sex with whom such specified person is living in a conjugal relationship outside marriage or (iii) any relative of such specified person or of a person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified person.

"Basic Redemption Price" has the meaning attributed to it in subsection 3(2).

A person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of and to "Beneficially Own":

  (i)
  any securities of which such person or any of such person's Affiliates or Associates is the owner at law or in equity;

  (ii)
  any securities as to which such person or any of such person's Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and

  (iii)
  any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other person with which, and in respect of which securities, such person is acting jointly or in concert;

    provided, however, that a person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

    (A)
    by reason of such security having been deposited or tendered pursuant to a Take-over Bid made by, or Control Transaction involving, such person or any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

    (B)
    by reason of such person, any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition holding such security, if:

    (I)
    the ordinary business of the person (in this definition, a "Manager") includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other person (in this definition, a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

    (II)
    the person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security and is acting in the ordinary course of such duties for the Estate Account or for such Other Accounts;

    (III)
    such person is a Crown agent or agency (in this definition, the "Crown Agent");

      (IV)
      the person is established by statute for purposes that include, and the ordinary business or activity of such person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

      (V)
      the person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the similar laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

    but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid or a Control Transaction, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by Noranda, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other person;

    (C)
    because such person:

    (I)
    is a Client of the same Manager as another person on whose account the Manager holds such security,

    (II)
    has an Estate Account or an Other Account with the same Trust Company as another person on whose account the Trust Corporation holds such security, or

    (III)
    is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security,

    (D)
    because such person:

    (I)
    is a Client of a Manager and such security is owned at law or in equity by the Manager,

    (II)
    has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company, or

    (III)
    is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

    (E)
    because such person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

"Board Event" means any one of the following events:

  (a)
  if four quarterly dividends on the Series 1 Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of Noranda properly applicable to the payment of dividends; or

  (b)
  if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

"Board of Directors" means the board of directors of Noranda.

"Brascan" means Brascan Corporation, any Affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its Affiliates.

"Business Day" means a day other than a Saturday, a Sunday or any other day which is a statutory or civic holiday in Toronto, Ontario.

"Cash Conversion Price" has the meaning attributed to it in subsection 5(1).

"Change of Control Event" means the occurrence of:

  (i)
  the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by Noranda or an Acquiring Person of facts indicating that an Acquiring Person has become such;

  (ii)
  the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, Noranda or any Subsidiary of Noranda) to commence, a Take-over Bid (other than by Brascan, Noranda or any Subsidiary of Noranda); or

  (iii)
  the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence a Control Transaction (other than by Brascan, Noranda or any Subsidiary of Noranda).

"Change of Control Retraction Date" means the date on which the Series 1 Shares are redeemed pursuant to subsection 4(2)(b)(i), (ii) or (iii), as applicable.

"Common Shares" means the common shares of Noranda, and any other securities into which those shares may be changed or for which those shares may be exchanged (whether or not Noranda is the issuer of such other securities).

"Control Transaction" means any merger, arrangement, amalgamation, reorganization, acquisition, material sale of shares or rights or interests therein or thereto or similar transactions involving Noranda, which will result in any person Beneficially Owning, whether directly as a result of such transaction or together with the Common Shares that such person Beneficially Owned before the completion of such transaction, a Significant Interest in Noranda.

"controlled": a body corporate is "controlled" by another person if:

  (i)
  securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other person; and

  (ii)
  the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Conversion Notice" has the meaning attributed to it in subsection 5(1).

"Conversion Right" has the meaning attributed to it in subsection 5(1).

"Convertible Securities" means, at any time, any securities issued by Noranda (including rights, warrants and options but other than the 123 Shares) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

"Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a person pursuant to an Exempt Acquisition or a Pro Rata Acquisition.

"Current Market Price" means, at any date, the volume weighted average trading price of Common Shares on the Toronto Stock Exchange (or, if not then listed on that exchange, on another exchange or market chosen by the Board of Directors in their sole discretion on which Common Shares are then traded), for a period of 20 consecutive Trading Days ending on the fourth day immediately prior to that date or, if such fourth day is not a Trading Day, on the immediately preceding Trading Day.

"Dividend" and "Dividends" have the respective meanings attributed to them in subsection 2(1)(a).

"Dividend Payment Date" means the last day of the months of March, June, September and December in each year.

"Dividend Period" means the Initial Dividend Period and, thereafter, the period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

"Exempt Acquisition" means an acquisition of Voting Shares or Convertible Securities (i) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by Noranda pursuant to a prospectus or private placement provided that the person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the distribution, or (ii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

"Extraordinary Dividend" means:

  (i)
  any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Noranda last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

  (ii)
  any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Noranda Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the "Noranda Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or

  (iii)
  any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of Noranda.

"Final Redemption Date" means the day that is five years from the Issue Date.

"freely-tradeable" means, in respect of a Common Share, that (i) the Common Share is transferable and not subject to any escrow requirements or to any cease trade order imposed by a Canadian securities regulatory authority, and (ii) all hold periods imposed by Canadian securities legislation before such Common Share can be traded without a prospectus or in reliance on a prospectus exemption have expired.

"Initial Dividend Period" means the period from and including the Issue Date to but excluding the first Dividend Payment Date after the Issue Date.

"Issue Date" means the date any of the Series 1 Shares are first issued.

"Issue Price" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions attaching to the Series 1 Shares.

"Noranda" means Noranda Inc. and any corporation resulting, surviving or continuing from the merger, arrangement, amalgamation or reorganization of Noranda Inc., or a comparable transaction.

"Offer to Acquire" shall include:

  (i)
  an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

  (ii)
  an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

"Offeror" means a person who has announced an intention to make or who has made a Take-over Bid (excluding an Offer to Acquire Common Shares or other securities made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in clause (B) of the definition of "Beneficial Owner" pursuant to a distribution by Noranda or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such person) in the circumstances contemplated in said clause (B)), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

"Offeror's Securities" means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire by an Offeror.

"123 Shares" means, collectively, the Series 1 Shares, the Series 2 Shares and the Series 3 Shares.

"123 Share Acquisition" means, in respect of holders of the 123 Shares, (i) the payment of a Dividend by the issuance of Common Shares pursuant to subsection 2(2)(a) or (ii) the issuance of Common Shares upon exercise by Noranda of its conversion right pursuant to section 5.

"Optional Redemption Price" has the meaning attributed to it in subsection 3(1).

"Pro Rata Acquisition" means an acquisition by a person of Voting Shares or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of Noranda, (ii) pursuant to a regular dividend reinvestment or other plan of Noranda made available by Noranda to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from Noranda of further securities of Noranda, or (iii) pursuant to the receipt and/or exercise of rights (other than the 123 Shares) issued by Noranda to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that the person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the commencement of the offering of rights and that such rights are acquired directly from Noranda and not from any other person.

"Redemption Date" means (i) in the case of a mandatory redemption pursuant to subsection 3(3), the Final Redemption Date, (ii) in the case of a redemption in connection with an exercise of the Retraction Right, the Change of Control Retraction Date, and (iii) in all other cases, the date on which the redemption is to occur.

"Redemption Notice" has the meaning attributed to it in subsection 3(5).

"Redemption Price" means (i) if the redemption occurs on or before June 30, 2008, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2008, the Basic Redemption Price.

"Retraction Price" has the meaning attributed to it in subsection 4(2)(b).

"Retraction Right" has the meaning attributed to it in subsection 4(1).

"Series 1 Provisions" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions attaching to the Series 1 Shares.

"Series 1 Shares" has the meaning attributed to it in the introductory paragraph to these Series 1 Provisions.

"Series 123 Directors" means, at any time, those directors of Noranda most recently elected by or appointed on behalf of the holders of the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively.

"Series 2 Shares" means the second series of Junior Preference Shares of Noranda, designated as Junior Preference Shares, Series 2.

"Series 3 Shares" means the third series of Junior Preference Shares of Noranda, designated as Junior Preference Shares, Series 3.

"Significant Interest": a person has a Significant Interest in the Voting Shares where that person Beneficially Owns 30% or more of the outstanding Voting Shares.

"Subsidiary": a body corporate is a Subsidiary of another body corporate if:

  (i)
  it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

  (ii)
  it is a Subsidiary of a body corporate that is that other's Subsidiary.

"Take-over Bid" means an Offer to Acquire Voting Shares, where the Voting Shares subject to the Offer to Acquire and the Offeror's Securities, constitute a Significant Interest in the outstanding Voting Shares at the date of the Offer to Acquire.

"Tax Act" means the Income Tax Act (Canada).

"Trading Day" means with respect to any stock exchange or over-the-counter market, a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and otherwise means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

"Transfer Agent" means Noranda, or such other person as from time to time may be the registrar and transfer agent for the Series 1 Shares.

"Transferee" and "Transferees" have the meanings attributed to them in subsection 5(2).

"U.S. - Canadian Exchange Rate" means, on any date:

  (i)
  if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate; or

  (ii)
  in any other case, the rate for such date for the conversion of one Canadian dollar into United States dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date.

"Voting Share Reduction" means an acquisition or a redemption by Noranda of Voting Shares.

"Voting Shares" means collectively the Common Shares and any other shares in the capital stock or voting interests of Noranda entitled to vote generally in the election of directors.

(2)    Ranking of Shares.    The expressions "in priority to", "on a parity with", "ranking equally with", "ranking prior to" and "ranking junior to" and similar expressions refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution of winding-up of Noranda, whether voluntary or involuntary, or any other distribution of the assets of Noranda for the purpose of winding-up its affairs.

(3)    Holder.    References to a "holder" in these Series 1 Provisions mean the registered owner of such shares.

(4)    Extended Meanings.    References in these Series 1 Provisions to words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnership, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

(5)    References to Statutes.    Except as otherwise noted herein, reference to any statute in these Series 1 Provisions is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.

(6)    References to Sections.    Reference in these Series 1 Provisions to any section or subdivision is to the designated section or subdivision of these Series 1 Provisions.

(7)    Acting Jointly or in Concert.    For purposes of these Series 1 Provisions, a person is acting jointly or in concert with every other person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first mentioned person to acquire or offer to acquire or vote Voting Shares (other than (i) in the case of agreements to acquire Voting Shares, customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business and (ii) in the case of agreements to vote Voting Shares, agreements to vote for a limited purpose and without the intention of acquiring or exercising control).

(8)    Other Payment Matters.

  (a)
  If any date on which any Dividend on the Series 1 Shares is payable or on or by which any other action is required to be taken by Noranda under these Series 1 Provisions is not a Business Day, then the Dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day.

  (b)
  In the event of the non-receipt of a cheque by a holder of Series 1 Shares entitled to the cheque, or the loss or destruction of the cheque, Noranda, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Noranda, will issue to the holder a replacement cheque for the amount of the original cheque.

  (c)
  Notwithstanding any other provision of these Series 1 Provisions, Noranda may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that Noranda is so required or permitted to deduct or withhold, Noranda will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these Series 1 Provisions will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this subsection 1(8)(c).

(9)    Currency.

        Except as otherwise provided in these Series 1 Provisions, all references to currency herein are to lawful money of the United States.

(10)    Designation Under the Tax Act.

        The amount of    •    is specified in respect of each Series 1 Share for the purposes of subsection 191(4) of the Tax Act.

2.     Dividends

(1)   Payment of Dividends.

  (a)
  The holders of Series 1 Shares will be entitled to receive and Noranda will pay thereon, if, as and when declared by the Board of Directors out of the assets of Noranda properly applicable to the payment of dividends, fixed preferential cumulative cash dividends (each a "Dividend" and collectively the "Dividends") in an amount per Series 1 Share per annum equal to $1.50, payable quarterly, in equal instalments of $0.375 per Series 1 Share, with respect to each Dividend Period other than the Initial Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

  (b)
  The dividend payable in respect of the Initial Dividend Period, if declared by the Board of Directors, will be payable on June 30, 2005 in the amount per Series 1 Share obtained when:

  (i)
  $1.50 is multiplied by the number of days beginning on the Issue Date up to but excluding June 30, 2005; and

  (ii)
  the result in paragraph (i) divided by 365.

  (c)
  In any case where Dividends are payable for a period that ends on a date other than a Dividend Payment Date on which a Dividend was paid, Dividends will be paid in an amount per Series 1 Share obtained when:

  (i)
  $1.50 is multiplied by the number of days beginning on the date of the immediately preceding Dividend Payment Date up to but excluding the date fixed for payment; and

  (ii)
  the result in paragraph (i) is divided by 365.

  (d)
  If on any Dividend Payment Date the dividend payable on such date is not paid in full on all the Series 1 Shares then issued and outstanding, such dividend, or the unpaid part thereof, will be paid at a subsequent date or dates determined by the Board of Directors on which Noranda has sufficient monies properly applicable to the payment of such dividends. The holders of Series 1 Shares will not be entitled to any dividends other than or in excess of the preferential cumulative dividends hereinbefore provided.

(2)   Method of Payment.

  (a)
  Dividends on the Series 1 Shares will (other than in the case of redemption, in which case payment of dividends will be made on surrender of the certificate representing the Series 1 Shares to be redeemed) be paid by cheque, in lawful money of Canada, payable at par at any branch in Canada of a chartered bank or trust company, in the amount, rounded to the nearest whole cent ($0.01) of the applicable dividend or, at the election of Noranda and subject to applicable law and any requirement to obtain regulatory relief, by issuing freely-tradeable, fully paid and non-assessable Common Shares. The mailing by ordinary unregistered first class prepaid mail of such a cheque or share certificate, as applicable, to a holder of Series 1 Shares to the address of the holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, on or before the applicable Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) or, calculated in accordance with subsection 2(2)(b), such share certificate unless, in case of payment by cheque, such cheque is not paid on due presentation. Dividends represented by a cheque which has not been duly presented for payment within two years after it was issued or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable and set apart for payment will be forfeited to Noranda. Noranda may pay dividends in any other manner as it may agree with any particular holder.

  (b)
  If Noranda elects to pay a Dividend by issuing Common Shares in accordance with subsection 2(2)(a), the number of Common Shares to be issued as payment of a Dividend will be equal to the quotient obtained by dividing (i) the Dividend payable by (ii) 95% of the U.S. Dollar Equivalent of the Current Market Price as of the Dividend Payment Date, less the amount of any tax required to be deducted and withheld by Noranda. In any case where the aggregate number of Common Shares to be issued to a holder on payment of a Dividend pursuant to this section includes a fraction of a Common Share, Noranda, in lieu of delivering a fractional share, will pay by cheque an amount equal to the balance of the Dividend payable not otherwise satisfied by the delivery of Common Shares. Noranda cannot pay a Dividend by issuing Common Shares if one or more of the following events has occurred:

  (i)
  the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation;

  (ii)
  the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law;

  (iii)
  for any reason beyond its control, Noranda is unable to issue Common Shares or is unable to deliver such Common Shares; or

  (iv)
  such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

3.     Redemption

(1)    Redemption On or Before June 30, 2008.    On or before June 30, 2008, but subject to section 7 and to applicable law, Noranda, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Shares from, subject to subsection 3(4), any one or more of the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share to be redeemed of $25.25, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 2(1)(c) (the "Optional Redemption Price").

(2)    Redemption From July 1, 2008 to the Final Redemption Date.    From and including July 1, 2008 to the Final Redemption Date, but subject to section 7 and to applicable law, Noranda, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Shares from, subject to subsection 3(4), the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share redeemed of $25.00, together with an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 2(1)(c) (the "Basic Redemption Price").

(3)    Mandatory Redemption on the Final Redemption Date.    Subject to section 7 and to applicable law and to any notice of conversion given by Noranda pursuant to section 5, and notwithstanding any other redemptions of Series 1 Shares made by Noranda pursuant to any other provision hereof, Noranda shall, on the Final Redemption Date, redeem the then outstanding Series 1 Shares by payment of an amount in cash for each share redeemed equal to the Basic Redemption Price. If, as a result of applicable law or any provision herein, Noranda fails to redeem all of the Series 1 Shares on the Final Redemption Date, Noranda shall redeem as soon thereafter as possible the remaining Series 1 Shares. For greater certainty, until Noranda is obligated, under the provisions attached to the Series 2 Shares and the Series 3 Shares, to redeem such shares, no redemption of such shares may be made after the Final Redemption Date until all Series 1 Shares have been redeemed.

(4)    Partial Redemption.    On or before June 30, 2009, if any of the then issued and outstanding Series 1 Shares are to be redeemed, Series 1 Shares will be redeemed as nearly as practicable on a pro rata basis with the Series 2 Shares and Series 3 Shares then outstanding.

(5)    Notice of Redemption.    In the case of any Redemption pursuant to subsections (1), (2) or (3) of this section 3, Noranda will give to each holder of Series 1 Shares to be redeemed a notice in writing of the intention of Noranda to redeem such shares (the "Redemption Notice") not less than 30 days and not more than 60 days prior to the Redemption Date, but in any event, Noranda will redeem the then outstanding Series 1 Shares on the Redemption Date. The Redemption Notice must set out the number of Series 1 Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price and the Redemption Date. A Redemption Notice will be validly and effectively given on the date on which it is sent and such notice will be given and sent by ordinary unregistered first class prepaid mail or by delivery addressed to each holder of Series 1 Shares to be redeemed at the last address of such holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 1 Shares to be redeemed.

(6)    Method of Payment.    On the Redemption Date, Noranda will pay or cause to be paid to or to the order of the holders of the Series 1 Shares to be redeemed, the Redemption Price thereof on presentation and surrender at the principal office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Series 1 Shares so called for redemption, together with such other documents as may be reasonably required to effect the redemption of the Series 1 Shares. Payment will be made by cheque payable at par at any branch in Canada of a chartered bank or trust company. If only a part of the Series 1 Shares represented by any certificate are redeemed, a new certificate for the balance will be issued at the expense of Noranda. Subject to subsection 3(5), from and after the date specified in any Redemption Notice, the Series 1 Shares called for redemption will be deemed to be redeemed and the holders of those Series 1 Shares will cease to be entitled to dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Series 1 Shares unless payment of the Redemption Price is not duly made by Noranda on presentation and surrender of the certificate or certificates representing the Series 1 Shares.

(7)    Deposit of Redemption Price.    At any time after the Redemption Notice is given, Noranda will have the right to deposit the redemption price of any or all Series 1 Shares called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent (other than Noranda), to the credit of a special account for the respective holders of those Series 1 Shares to be paid on surrender to Noranda or that chartered bank or trust company of the certificate or certificates representing those Series 1 Shares. Any such deposit will constitute payment and satisfaction of the redemption price of the Series 1 Shares for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion of the redemption price so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Series 1 Shares being redeemed. Noranda will be entitled to any interest on such deposit.

(8)    Application of Net Proceeds to Redeem Series 1 Shares.    From and including June 30, 2010, Noranda will, subject to section 7 and applicable law, apply the net proceeds it realizes from:

  (i)
  any issuance for cash of Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of Noranda (which, for greater certainty, will not include the issue of Common Shares pursuant to any share compensation arrangement, including any stock option plan, share purchase plan or dividend reinvestment plan of Noranda, or pursuant to the terms of the Preferred Shares or the 123 Shares), or

  (ii)
  the sale by Noranda of any capital assets outside the ordinary course of business exceeding Cdn. $250 million, in any one transaction or series of related transactions (and for greater certainty, the entire amount of the net proceeds shall be applied net of any taxes paid or payable);

to redeem the 123 Shares; provided that from and including June 30, 2010 until June 29, 2012, so long as any Series 1 Shares are outstanding, the net proceeds will be used first to redeem any then outstanding Series 1 Shares; further provided that from and including June 30, 2012 until June 29, 2015, so long as any Series 1 Shares or Series 2 Shares are then outstanding, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares and Series 2 Shares and from and including June 30, 2015, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares, Series 2 Shares and Series 3 Shares.

4.     Retraction Right

(1)    Right to Require Retraction.    Subject to section 7, applicable law, and compliance with subsections 4(2), (3) and (4), upon the occurrence of a Change of Control Event, a holder shall have the right at any time after the occurrence of a Change of Control Event (the "Retraction Right") to require Noranda to redeem all of the holder's then outstanding Series 1 Shares.

(2)    Retraction Procedure.

  (a)
  In order to exercise its Retraction Right, a holder must give Noranda notice of such exercise, and on or before the Change of Control Retraction Date, tender to Noranda, at its registered office or at any place at which the Series 1 Shares may be transferred, the certificate or certificates representing the Series 1 Shares which the holder wishes Noranda to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by Noranda to the holder on or before the Change of Control Retraction Date. In the event that payment of the Retraction Price is not made by Noranda on or before the Change of Control Retraction Date, Noranda shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

  (b)
  Subject to section 7 and applicable law, Noranda shall redeem Series 1 Shares duly tendered pursuant an exercise of the Retraction Right as follows:

  (i)
  upon the occurrence of an event contemplated under paragraph (i) of the definition of a "Change of Control Event", Noranda shall redeem (x) on the 30th day following the occurrence of such event, all Series 1 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to such 30th day and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 1 Shares that have been tendered to Noranda;

  (ii)
  upon the occurrence of an event contemplated under paragraph (ii) of the definition of a "Change of Control Event", Noranda shall redeem, (x) on the date upon which Common Shares are first taken up under the Take-over Bid, all Series 1 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to the date on which Common Shares are first taken up and (y) thereafter, from time to time, on the third Business Day following the exercise of the Retraction Right, all Series 1 Shares that have been tendered to Noranda; and

    (iii)
    upon the occurrence of an event contemplated under paragraph (iii) of the definition of a "Change of Control Event", Noranda shall redeem, (x) on the date that the Control Transaction is completed, all Series 1 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to the date that the Control Transaction is completed and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 1 Shares that have been tendered to Noranda;

    in each case, by payment of an amount in cash for each Series 1 Share redeemed equal to (i) if the redemption occurs on or before June 30, 2008, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2008, the Basic Redemption Price (the "Retraction Price"). For purposes of determining the Retraction Price, the date fixed for redemption shall be the date upon which Common Shares are first taken up under a Take-over Bid or the date that a Control Transaction is contemplated, as applicable, and, thereafter, the third Business Day immediately following the date on which Series 1 Shares are tendered by a holder to Noranda pursuant to subsection 4(2)(a).

  (c)
  The provisions of section 3 shall apply to any redemption pursuant to this section 4 except to the extent that such provisions are inconsistent with the provisions of this section 4.

(3)    Exception.    Notwithstanding anything contained in this section 4, Noranda shall not redeem any Series 1 Shares tendered to Noranda pursuant to the exercise of the Retraction Right upon the occurrence of an event contemplated under paragraph (ii) or (iii) of the definition of "Change of Control Event" if the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person and, upon any such withdrawal, termination or expiry, any notice delivered pursuant to subsection 4(2)(a) shall be null and void and of no further force or effect.

(4)    Notice.    Noranda shall give written notice of the occurrence of any Change of Control Event to all holders within five Business Days of the date on which Noranda first becomes aware of such occurrence.

5.     Conversion into Common Shares at the Option of Noranda On the Final Redemption Date.

(1)    Conversion Right.    Subject to section 7, applicable law and any requirement to obtain regulatory relief, Noranda, at its option (the "Conversion Right"), may, upon giving written notice (the "Conversion Notice") at least 30 days but no more than 60 days prior to the Final Redemption Date, convert all or any part of the then outstanding Series 1 Shares into that number of freely-tradeable, fully paid and non-assessable Common Shares per Series 1 Share determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the Final Redemption Date and calculated in accordance with subsection 2(1)(c) (the whole constituting the "Cash Conversion Price"), by the greater of $2.00 (as adjusted from time to time by the Board of Directors acting in good faith to give effect to any split, division, consolidation, combination or similar change in the capital of Noranda that affects the number of Common Shares then outstanding) and 90% of the U.S. Dollar Equivalent of the Current Market Price as of the Final Redemption Date.

(2)    Conversion Notice.    The Conversion Notice must set out the number of Series 1 Shares held by the person to whom it is addressed which are to be converted. The Conversion Notice also must advise the holder that the Common Shares will be registered in the name of the holder of Series 1 Shares to be converted unless the Transfer Agent receives from the holder, at least 10 Business Days before the Final Redemption Date, at any principal office of the Transfer Agent, written notice in form and substance satisfactory to the Transfer Agent directing Noranda to arrange for the registration of such Common Shares in some other name or names (the "Transferee" or the "Transferees") and stating the name or names (with addresses), accompanied by payment to the Transfer Agent of any transfer tax which may be payable by reason of the transfer and a written declaration, if required by any applicable law or by Noranda, as to the residence of the Transferee(s) and such other matters as may be required by law or requested by Noranda in order to determine the entitlement of the Transferee(s) to such Common Shares, in which case such Common Shares will be registered in the name or names so directed in the written notice. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Final Redemption Date, so that the rights of the holder of such Series 1 Shares as the holder thereof will cease at such time and the person or persons entitled to receive Common Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.

(3)    Pro Rata Conversion.    If less than all of the then outstanding Series 1 Shares are at any time to be converted at the option of Noranda, then: (i) the particular Series 1 Shares to be so converted will be selected on a pro rata basis; and (ii) any Series 1 Shares not converted pursuant to this section 5 will be redeemed pursuant to subsection 3(3).

(4)    Prohibition on Conversion.    Noranda cannot exercise the Conversion Right hereunder if: (i) subject to Section 5(7), a Change of Control Event has occurred; (ii) an Extraordinary Dividend has been paid; or (iii) any one or more of the following events has occurred:

  (a)
  the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation;

  (b)
  the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law;

  (c)
  for any reason beyond its control, Noranda is unable to issue Common Shares or is unable to deliver such Common Shares; or

  (d)
  such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

(5)    Fractional Shares.    Where the aggregate number of Common Shares to be delivered to a holder of Series 1 Shares pursuant to Noranda's exercise of the Conversion Right includes a fraction of a Common Share, Noranda, in lieu of delivering such fractional share, will pay by cheque an amount equal to the balance of the Cash Conversion Price not otherwise satisfied by the delivery of the Common Shares.

(6)   Delivery of Shares and Share Certificates.

  (a)
  On any conversion of Series 1 Shares pursuant to the exercise of the Conversion Right, the share certificates for Common Shares resulting therefrom will be delivered in the name of the holder of the Series 1 Shares converted or, if applicable, in the name of the Transferee; provided that such holder of Series 1 Shares will (i) pay any applicable security transfer taxes including, without limitation, any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such holder of Series 1 Shares or (ii) will have evidenced to the satisfaction of Noranda that such taxes, if any, have been paid.

  (b)
  Subject to these Series 1 Provisions, upon the exercise of the Conversion Right, any holder of Series 1 Shares to be converted (or, if applicable, any Transferee) will be deemed to have become a holder of Common Shares of record for all purposes on the Final Redemption Date, notwithstanding any delay in the delivery of certificates representing the Common Shares for which such Series 1 Shares have been converted.

  (c)
  Upon exercise of the Conversion Right, Noranda is not required to issue Common Shares to any person whose address is in, or whom Noranda or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by Noranda with the securities or other laws of such jurisdiction.

(7)    Exception.    Notwithstanding section 5(4)(i), Noranda shall be entitled to exercise its Conversion Right hereunder in accordance with its terms if the applicable Change of Control Event prohibiting such conversion is the occurrence of (ii) or (iii) under the definition of "Change of Control Event" and the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person, upon any such withdrawal, termination or expiry.

6.     Purchase for Cancellation

        Subject to section 7 and to applicable law, Noranda may, at any time, if obtainable, purchase for cancellation, by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable, all or from time to time any part of the then outstanding Series 1 Shares.

7.     Restrictions on Dividends and Retirement of Shares

(1)    General Restrictions.    As long as any Series 1 Shares are outstanding, Noranda will not at any time, without the approval of the holders of the Series 1 Shares given as provided in section 11:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Noranda ranking junior to the Series 1 Shares) on shares of Noranda ranking junior to the Series 1 Shares;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares of Noranda ranking junior to the Series 1 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Noranda ranking as to capital junior to the Series 1 Shares;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 1 Shares then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Series 1 Shares; or

  (e)
  issue any additional Series 1 Shares or any shares ranking senior to or on a parity with the Series 1 Shares,

unless, in each such case, all accrued dividends up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable on the Series 1 Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Series 1 Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

(2)    Extraordinary Dividends.    As long as 123 Shares having an aggregate issue price of at least $300 million remain outstanding, Noranda will not at any time, without the approval of the holders of the Series 1 Shares given as provided in section 10 declare, pay or set apart for payment any Extraordinary Dividends.

8.     Voting Rights and Election of Directors

(1)    Election of Directors.    The holders of Series 1 Shares together with the holders of the Series 2 Shares and the holders of the Series 3 Shares will have at all times the right, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of Noranda at which directors are to be elected. Forthwith upon the occurrence of a Board Event, the holders of the Series 1 Shares together with the holders of the Series 2 Shares and the holders of the Series 3 Shares will, but only for so long as a Board Event is continuing, be entitled, voting collectively, to elect three additional directors (for a total of five). Upon the occurrence of a Board Event, the Board of Directors will, at its election and subject to applicable law, either (i) appoint such additional number of directors to which the holders of the Series 1 Shares (together with the holders of the Series 2 Shares and holders of the Series 3 Shares) are entitled to elect as a result of such occurrence and as may be proposed by the Series 123 Directors, or (ii) forthwith call a special meeting of the applicable shareholders of Noranda for the purpose of electing such additional number of directors and, if necessary, increasing the maximum number of directors that may be elected. The holders of Series 1 Shares are entitled to receive notice of and to attend all annual and special meetings of the Shareholders of Noranda called for the purpose of electing directors as provided in this subsection 8(1) and, for such purpose only, to one vote in respect of each Series 1 Share held at all such meetings.

(2)    Vacancies.    If a Series 123 Director ceases to be a director for any reason other than as a result of a Board Event ceasing to continue, the Board of Directors will fill the vacancy thereby created by appointing as soon as reasonably possible that individual who is nominated by the remaining Series 123 Directors, provided that if there are no remaining 123 Directors then in office, the Board of Directors will select the individuals to be appointed.

(3)    Meeting of Shareholders.    Except as otherwise provided by law or as specifically provided herein and except for meetings of the holders of Junior Preference Shares as a class and meetings of all holders of Series 1 Shares as a series, the holders of the Series 1 Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Noranda.

(4)    Meeting of Holders of Series 1 Shares as a Series or Junior Preference Shares as a Class. At any meeting of holders of Series 1 Shares as a series or together with one or more other series or Junior Preference Shares as a class, each such holder will be entitled to one vote in respect of each Series 1 Shares held.

9.     Issue of Additional Common Shares

        For greater certainty, nothing in these Series 1 Provisions will affect or restrict the right of Noranda to increase the number of the Common Shares or to issue additional Common Shares from time to time.

10.   Approval of Holders of Series 1 Shares

        In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 1 Shares as a series and any other approval to be given by the holders of Series 1 Shares as a series will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of Series 1 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding Series 1 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the Series 1 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding Series 1 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of Noranda with respect to meetings of shareholders.

11.   Capital Reorganizations and Amalgamations of Noranda

        In the event of a capital reorganization, merger or amalgamation of Noranda or comparable transaction affecting the Series 1 Shares, holders of the Series 1 Shares will be entitled to receive pursuant to the exercise of the Conversion Right, and each such holder will accept, the number of shares or other securities or consideration of Noranda or a corporation resulting, surviving or continuing from the capital reorganization, merger, amalgamation or comparable transaction that such holder would have received had such holder been a holder of Common Shares immediately prior to the record date of the capital reorganization, merger, amalgamation or comparable transaction.

12.   Notices

(1)    Notice to Noranda.    Subject to applicable law, any notice, request or other communication to be given to Noranda by a holder of Series 1 Shares must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of Noranda and addressed to the attention of the Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by Noranda.

(2)    Presentation and Surrender of Certificates.    Any presentation and surrender by a holder of Series 1 Shares to Noranda or the Transfer Agent of certificates representing Series 1 Shares in connection with the redemption of Series 1 Shares must be made by registered mail (postage prepaid) or by delivery to the registered office of Noranda or to such office of the Transfer Agent as may be specified by Noranda, in each case addressed to the attention of the Secretary of Noranda. Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by Noranda or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

(3)    Notice to Holders of Series 1 Shares.    Subject to applicable law, any notice, including but not limited to the Redemption Notice and the Conversion Notice, request or other communication to be given to a holder of Series 1 Shares by or on behalf of Noranda must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of Noranda or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Series 1 Shares, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by Noranda pursuant to that notice, request or other communication.

13.   Tax Election

        Noranda will elect, in the manner and within the time provided under Section 191.2 in Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of the Series 1 Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

14.   Return of Unclaimed Funds to Noranda

        Subject to applicable laws, Noranda will have the right, with respect to any funds deposited by Noranda to any chartered bank or trust company in respect of amounts due to holders of Series 1 Shares, on or after the second anniversary date of the deposit of such funds to any chartered bank or trust company, to require that such chartered bank or trust company return to Noranda any funds which remain unclaimed by holders of the Series 1 Shares. If at any time following the return of the unclaimed funds to Noranda, either Noranda or the chartered bank or trust company receives a request from a holder of Series 1 Shares for the holder's unclaimed entitlement to any amount due to the holder in respect of the holder's Series 1 Shares, Noranda will promptly arrange for the payment of such amount to the holder.

15.   Wire or Electronic Transfer of Funds

        Notwithstanding any other right, privilege, restriction or condition attaching to the Series 1 Shares, Noranda may, at its option, make any payment due to a holder of Series 1 Shares hereunder by way of a wire or electronic transfer of funds to each registered holder of Series 1 Shares. In the event that a payment is made by way of a wire or electronic transfer of funds, Noranda will be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by Noranda that a payment is to be made by way of a wire or electronic transfer of funds, Noranda will notify each registered holder of Series 1 Shares at the address of such holder as it appears on the register of holders. Such notice by Noranda will request that each registered holder of Series 1 Shares provide the particulars of an account of such holder with a chartered bank or trust company in Canada to which the wire or electronic transfer of funds will be directed. In the event that Noranda does not receive account particulars from a registered holder of Series 1 Shares prior to the date such payment is to be made, Noranda will deposit the funds otherwise payable to such holder in a special account or accounts in trust for each respective holder. The making of a payment by way of a wire or electronic transfer of funds or, in the case where a registered holder of the Series 1 Shares has not provided Noranda with account particulars for a wire or electronic transfer of funds, the deposit by Noranda of the funds otherwise payable to such holder in a special account or accounts in trust for such holder, will be deemed to constitute payment by Noranda on the date thereof and will satisfy and discharge all liabilities of Noranda for such payment to the extent of the amount represented by such transfer.

16.   Additional Series

        As long as any of the 123 Shares are outstanding, Noranda may not issue any additional Preferred Shares, other than Cumulative Redeemable Preferred Shares, Series F issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series G and Cumulative Redeemable Preferred Shares, Series G issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series F, without the approval of the holders of the 123 Shares, expressed by resolution of the holders of all such shares voting together. For this purpose, the approval to be given will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of 123 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding 123 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the 123 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding 123 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of Noranda with respect to meetings of shareholders.

Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to, the Junior Preference Shares, Series 2

        The second series of Junior Preference Shares of Noranda shall consist of 20,000,000 shares designated as Junior Preference Shares, Series 2 (the "Series 2 Shares") with an issue price of $25.00 per share (the "Issue Price") and, in addition to the rights, privileges, restrictions and conditions attaching to the Junior Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the "Series 2 Provisions"):

1.     Interpretation

(1)
Defined Terms.    In these Series 2 Provisions:

"Acquiring Person" means any person who is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

  (a)
  Noranda or any Subsidiary of Noranda;

  (b)
  Brascan;

  (c)
  any person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of one or any combination of:

  (A)
  a Voting Share Reduction which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such person to a Significant Interest in the Voting Shares then outstanding,

  (B)
  a Pro Rata Acquisition,

  (C)
  an Exempt Acquisition,

  (D)
  a Convertible Security Acquisition; or

  (E)
  a 123 Share Acquisition,

    provided further, however, that if a person shall become the Beneficial Owner of a Significant Interest in the Voting Shares then outstanding by reason of any one or a combination of a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition), or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person;

  (d)
  any person who, on the Issue Date of the 123 Shares, is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares, provided that if such person thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person; and

  (e)
  an underwriter or member of a banking or selling group that acquires Voting Shares from Noranda in connection with a distribution of securities pursuant to a prospectus or by way of private placement.

"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:

  (a)
  the outstanding share capital for all shares ranking junior to the Junior Preference Shares;

  (b)
  without duplication, any surplus, whether contributed or capital;

  (c)
  retained earnings; and

  (d)
  consolidated non-controlling interest,

all as set forth in Noranda's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

"Affiliate", when used to indicate a relationship with a specified corporation, means a person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified corporation.

"Associate", when used to indicate a relationship with a specified person, means (i) a spouse of such specified person, (ii) any person of either sex with whom such specified person is living in a conjugal relationship outside marriage or (iii) any relative of such specified person or of a person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified person.

"Basic Redemption Price" has the meaning attributed to it in subsection 3(2).

A person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of and to "Beneficially Own":

  (i)
  any securities of which such person or any of such person's Affiliates or Associates is the owner at law or in equity;

  (ii)
  any securities as to which such person or any of such person's Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and

  (iii)
  any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other person with which, and in respect of which securities, such person is acting jointly or in concert;

    provided, however, that a person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

    (A)
    by reason of such security having been deposited or tendered pursuant to a Take-over Bid made by, or Control Transaction involving, such person or any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

    (B)
    by reason of such person, any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition holding such security, if:

    (I)
    the ordinary business of the person (in this definition, a "Manager") includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other person (in this definition, a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

    (II)
    the person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security and is acting in the ordinary course of such duties for the Estate Account or for such Other Accounts;

    (III)
    such person is a Crown agent or agency (in this definition, the "Crown Agent");

      (IV)
      the person is established by statute for purposes that include, and the ordinary business or activity of such person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

      (V)
      the person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the similar laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

    but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid or a Control Transaction, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by Noranda, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other person;

    (C)
    because such person:

    (I)
    is a Client of the same Manager as another person on whose account the Manager holds such security,

    (II)
    has an Estate Account or an Other Account with the same Trust Company as another person on whose account the Trust Corporation holds such security, or

    (III)
    is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security,

    (D)
    because such person:

    (I)
    is a Client of a Manager and such security is owned at law or in equity by the Manager,

    (II)
    has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company, or

    (III)
    is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

    (E)
    because such person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

"Board Event" means any one of the following events:

  (a)
  if four quarterly dividends on the Series 2 Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of Noranda properly applicable to the payment of dividends; or

  (b)
  if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

"Board of Directors" means the board of directors of Noranda.

"Brascan" means Brascan Corporation, any Affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its Affiliates.

"Business Day" means a day other than a Saturday, a Sunday or any other day which is a statutory or civic holiday in Toronto, Ontario.

"Cash Conversion Price" has the meaning attributed to it in subsection 5(1).

"Change of Control Event" means the occurrence of:

  (i)
  the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by Noranda or an Acquiring Person of facts indicating that an Acquiring Person has become such;

  (ii)
  the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, Noranda or any Subsidiary of Noranda) to commence a Take-over Bid (other than by Brascan, Noranda or any Subsidiary of Noranda); or

  (iii)
  the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence a Control Transaction (other than by Brascan, Noranda or any Subsidiary of Noranda).

"Change of Control Retraction Date" means the date on which the Series 2 Shares are redeemed pursuant to subsection 4(2)(b)(i), (ii) or (iii), as applicable.

"Common Shares" means the common shares of Noranda, and any other securities into which those shares may be changed or for which those shares may be exchanged (whether or not Noranda is the issuer of such other securities).

"Control Transaction" means any merger, arrangement, amalgamation, reorganization, acquisition, material sale of shares or rights or interests therein or thereto or similar transactions involving Noranda, which will result in any person Beneficially Owning, whether directly as a result of such transaction or together with the Common Shares that such person Beneficially Owned before the completion of such transaction, a Significant Interest in Noranda.

"controlled": a body corporate is "controlled" by another person if:

  (i)
  securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other person; and

  (ii)
  the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Conversion Notice" has the meaning attributed to it in subsection 5(1).

"Conversion Right" has the meaning attributed to it in subsection 5(1).

"Convertible Securities" means, at any time, any securities issued by Noranda (including rights, warrants and options but other than the 123 Shares) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

"Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a person pursuant to an Exempt Acquisition or a Pro Rata Acquisition.

"Current Market Price" means, at any date, the volume weighted average trading price of Common Shares on the Toronto Stock Exchange (or, if not then listed on that exchange, on another exchange or market chosen by the Board of Directors in their sole discretion on which Common Shares are then traded), for a period of 20 consecutive Trading Days ending on the fourth day immediately prior to that date or, if such fourth day is not a Trading Day, on the immediately preceding Trading Day.

"Dividend" and "Dividends" have the respective meanings attributed to them in subsection 2(1)(a).

"Dividend Payment Date" means the last day of the months of March, June, September and December in each year.

"Dividend Period" means the Initial Dividend Period and, thereafter, the period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

"Exempt Acquisition" means an acquisition of Voting Shares or Convertible Securities (i) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by Noranda pursuant to a prospectus or private placement provided that the person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the distribution, or (ii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

"Extraordinary Dividend" means:

  (i)
  any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Noranda last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

  (ii)
  any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Noranda Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the "Noranda Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or

  (iii)
  any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of Noranda.

"Final Redemption Date" means June 30, 2012.

"freely-tradeable" means, in respect of a Common Share, that (i) the Common Share is transferable and not subject to any escrow requirements or to any cease trade order imposed by a Canadian securities regulatory authority, and (ii) all hold periods imposed by Canadian securities legislation before such Common Share can be traded without a prospectus or in reliance on a prospectus exemption have expired.

"Initial Dividend Period" means the period from and including the Issue Date to but excluding the first Dividend Payment Date after the Issue Date.

"Issue Date" means the date any of the Series 2 Shares are first issued.

"Issue Price" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions attaching to the Series 2 Shares.

"Noranda" means Noranda Inc. and any corporation resulting, surviving or continuing from the merger, arrangement, amalgamation or reorganization of Noranda Inc., or a comparable transaction.

"Offer to Acquire" shall include:

  (i)
  an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

  (ii)
  an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

"Offeror" means a person who has announced an intention to make or who has made a Take-over Bid (excluding an Offer to Acquire Common Shares or other securities made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in clause (B) of the definition of "Beneficial Owner" pursuant to a distribution by Noranda or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such person) in the circumstances contemplated in said clause (B)), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

"Offeror's Securities" means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire by an Offeror.

"123 Shares" means, collectively, the Series 1 Shares, the Series 2 Shares and the Series 3 Shares.

"123 Share Acquisition" means, in respect of holders of the 123 Shares, (i) the payment of a Dividend by the issuance of Common Shares pursuant to subsection 2(2)(a) or (ii) the issuance of Common Shares upon exercise by Noranda of its conversion right pursuant to section 5.

"Optional Redemption Price" has the meaning attributed to it in subsection 3(1).

"Pro Rata Acquisition" means an acquisition by a person of Voting Shares or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of Noranda, (ii) pursuant to a regular dividend reinvestment or other plan of Noranda made available by Noranda to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from Noranda of further securities of Noranda, or (iii) pursuant to the receipt and/or exercise of rights (other than the 123 Shares) issued by Noranda to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that the person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the commencement of the offering of rights and that such rights are acquired directly from Noranda and not from any other person.

"Redemption Date" means (i) in the case of a mandatory redemption pursuant to subsection 3(3), the Final Redemption Date, (ii) in the case of a redemption in connection with an exercise of the Retraction Right, the Change of Control Retraction Date, and (iii) in all other cases, the date on which the redemption is to occur.

"Redemption Notice" has the meaning attributed to it in subsection 3(5).

"Redemption Price" means (i) if the redemption occurs on or before June 30, 2008, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2008, the Basic Redemption Price.

"Re-Set Dividend Period" means the period from and including June 30, 2010 to but excluding June 30, 2012.

"Re-Set Dividend Rate" means the greater of (i) 6.25%, and (ii) the Seven Year U.S. Treasury Bond Yield plus 2.05%.

"Retraction Price" has the meaning attributed to it in subsection 4(2)(b).

"Retraction Right" has the meaning attributed to it in subsection 4(1).

"Series 1 Shares" means the first series of Junior Preference Shares of Noranda, designated as Junior Preference Shares, Series 1.

"Series 123 Directors" means, at any time, those directors of Noranda most recently elected by or appointed on behalf of the holders of the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively.

"Series 2 Provisions" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions and conditions attaching to the Series 2 Shares.

"Series 2 Shares" has the meaning attributed to it in the introductory paragraph to these Series 2 Provisions.

"Series 3 Shares" means the third series of Junior Preference Shares of Noranda, designated as Junior Preference Shares, Series 3.

"Seven Year U.S. Treasury Bond Yield" means on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable United States Treasury Bond would carry if issued in United States dollars in the United States at 100% of its principal amount on such date with a term to maturity of seven years.

"Significant Interest":a person has a Significant Interest in the Voting Shares where that person Beneficially Owns 30% or more of the outstanding Voting Shares.

"Subsidiary":a body corporate is a Subsidiary of another body corporate if:

  (i)
  it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

  (ii)
  it is a Subsidiary of a body corporate that is that other's Subsidiary.

"Take-over Bid" means an Offer to Acquire Voting Shares, where the Voting Shares subject to the Offer to Acquire and the Offeror's Securities, constitute a Significant Interest in the outstanding Voting Shares at the date of the Offer to Acquire.

"Tax Act" means the Income Tax Act (Canada).

"Trading Day" means with respect to any stock exchange or over-the-counter market, a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and otherwise means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

"Transfer Agent" means Noranda, or such other person as from time to time may be the registrar and transfer agent for the Series 2 Shares.

"Transferee" and "Transferees" have the meanings attributed to them in subsection 5(2).

"U.S.-Canadian Exchange Rate" means, on any date:

  (i)
  if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate; or

  (ii)
  in any other case, the rate for such date for the conversion of one Canadian dollar into United States dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date.

"Voting Share Reduction" means an acquisition or a redemption by Noranda of Voting Shares.

"Voting Shares" means collectively the Common Shares and any other shares in the capital stock or voting interests of Noranda entitled to vote generally in the election of directors.

(2)    Ranking of Shares.    The expressions "in priority to", "on a parity with", "ranking equally with", "ranking prior to" and "ranking junior to" and similar expressions refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution of winding-up of Noranda, whether voluntary or involuntary, or any other distribution of the assets of Noranda for the purpose of winding-up its affairs.

(3)    Holder.    References to a "holder" in these Series 2 Provisions mean the registered owner of such shares.

(4)    Extended Meanings.    References in these Series 2 Provisions to words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnership, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

(5)    References to Statutes.    Except as otherwise noted herein, reference to any statute in these Series 2 Provisions is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.

(6)    References to Sections.    Reference in these Series 2 Provisions to any section or subdivision is to the designated section or subdivision of these Series 2 Provisions.

(7)    Acting Jointly or in Concert.    For purposes of these Series 2 Provisions, a person is acting jointly or in concert with every other person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first mentioned person to acquire or offer to acquire or vote Voting Shares (other than (i) in the case of agreements to acquire Voting Shares, customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business and (ii) in the case of agreements to vote Voting Shares, agreements to vote for a limited purpose and without the intention of acquiring or exercising control).

(8)    Other Payment Matters.

  (a)
  If any date on which any Dividend on the Series 2 Shares is payable or on or by which any other action is required to be taken by Noranda under these Series 2 Provisions is not a Business Day, then the Dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day.

  (b)
  In the event of the non-receipt of a cheque by a holder of Series 2 Shares entitled to the cheque, or the loss or destruction of the cheque, Noranda, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Noranda, will issue to the holder a replacement cheque for the amount of the original cheque.

  (c)
  Notwithstanding any other provision of these Series 2 Provisions, Noranda may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that Noranda is so required or permitted to deduct or withhold, Noranda will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these Series 2 Provisions will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this subsection 1(8)(c).

(9)    Currency.

        Except as otherwise provided in these Series 2 Provisions, all references to currency herein are to lawful money of the United States.

(10)    Designation Under the Tax Act.

        The amount of    •    is specified in respect of each Series 2 Share for the purposes of subsection 191(4) of the Tax Act.

2.     Dividends

(1)   Payment of Dividends.

  (a)
  Until June 30, 2010, the holders of Series 2 Shares will be entitled to receive and Noranda will pay thereon, if, as and when declared by the Board of Directors out of the assets of Noranda properly applicable to the payment of dividends, fixed preferential cumulative cash dividends (each a "Dividend" and collectively, the "Dividends") in an amount per Series 2 Share per annum equal to $1.5625, payable quarterly, in equal instalments of $0.3906 per Series 2 Share, with respect to each Dividend Period other than the Initial Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

  (b)
  The dividend payable in respect of the Initial Dividend Period, if declared by the Board of Directors, will be payable on June 30, 2005 in the amount per Series 2 Share obtained when:

  (i)
  $1.5625 is multiplied by the number of days beginning on the Issue Date up to but excluding June 30, 2005; and

  (ii)
  the result in paragraph (i) is divided by 365.

  (c)
  During the Re-Set Dividend Period, the Series 2 Shares will be entitled to receive and Noranda will pay thereon, if, as and when declared by the Board of Directors out of the assets of Noranda properly applicable to the payment of dividends, fixed preferential cumulative cash dividends in an amount per Series 2 Share per annum equal to the Re-Set Dividend Rate, payable quarterly, in equal instalments per Series 2 Share, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

  (d)
  In any case where Dividends are payable for a period that ends on a date other than a Dividend Payment Date on which a Dividend was paid, Dividends will be paid in an amount per Series 2 Share obtained when:

    (i)
    $1.5625 is multiplied by the number of days beginning on the date of the immediately preceding Dividend Payment Date up to but excluding the date fixed for payment; and

    (ii)
    the result in paragraph (i) is divided by 365.

  (e)
  If on any Dividend Payment Date the dividend payable on such date is not paid in full on all the Series 2 Shares then issued and outstanding, such dividend, or the unpaid part thereof, will be paid at a subsequent date or dates determined by the Board of Directors on which Noranda has sufficient monies properly applicable to the payment of such dividends. The holders of Series 2 Shares will not be entitled to any dividends other than or in excess of the preferential cumulative dividends hereinbefore provided.

(2)   Method of Payment

  (a)
  Dividends on the Series 2 Shares will (other than in the case of redemption, in which case payment of dividends will be made on surrender of the certificate representing the Series 2 Shares to be redeemed) be paid by cheque, in lawful money of Canada, payable at par at any branch in Canada of a chartered bank or trust company, in the amount, rounded to the nearest whole cent ($0.01) of the applicable dividend or, at the election of Noranda and subject to applicable law and any requirement to obtain regulatory relief, by issuing freely-tradeable, fully paid and non-assessable Common Shares. The mailing by ordinary unregistered first class prepaid mail of such a cheque or share certificate, as applicable, to a holder of Series 2 Shares to the address of the holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders on or before the applicable Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) or, calculated in accordance with subsection 2(2)(b), such share certificate unless, in case of payment by cheque, such cheque is not paid on due presentation. Dividends represented by a cheque which has not been duly presented for payment within two years after it was issued or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable and set apart for payment will be forfeited to Noranda. Noranda may pay dividends in any other manner as it may agree with any particular holder.

  (b)
  If Noranda elects to pay a Dividend by issuing Common Shares in accordance with subsection 2(2)(a), the number of Common Shares to be issued as payment of a Dividend will be equal to the quotient obtained by dividing (i) the Dividend payable by (ii) 95% of the U.S. Dollar Equivalent of the Current Market Price as of the Dividend Payment Date, less the amount of any tax required to be deducted and withheld by Noranda. In any case where the aggregate number of Common Shares to be issued to a holder on payment of a Dividend pursuant to this section includes a fraction of a Common Share, Noranda, in lieu of delivering a fractional share, will pay by cheque an amount equal to the balance of the Dividend payable not otherwise satisfied by the delivery of Common Shares. Noranda cannot pay a Dividend by issuing Common Shares if one or more of the following events has occurred:

    (i)
    the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation;

    (ii)
    the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law;

    (iii)
    for any reason beyond its control, Noranda is unable to issue Common Shares or is unable to deliver such Common Shares; or

    (iv)
    such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

3.     Redemption

(1)    Redemption On or Before June 30, 2010.    On or before June 30, 2010, but subject to section 7 and to applicable law, Noranda, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 2 Shares from, subject to subsection 3(4), any one or more of the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share to be redeemed of $25.25, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 2(1)(d) (the "Optional Redemption Price").

(2)    Redemption From July 1, 2010 to June 29, 2012.    From and including July 1, 2010 to and including June 29, 2012, but subject to section 7 and to applicable law, Noranda, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 2 Shares from, subject to subsection 3(4), the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share redeemed of $25.00, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 2(1)(d) (the "Basic Redemption Price").

(3)    Mandatory Redemption on the Final Redemption Date.    Subject to section 7 and to applicable law and to any notice of conversion given by Noranda pursuant to section 5, and notwithstanding any other redemptions of Series 2 Shares made by Noranda pursuant to any other provision hereof, Noranda shall, on the Final Redemption Date, redeem the then outstanding Series 2 Shares by payment of an amount in cash for each share redeemed equal to the Basic Redemption Price. If, as a result of applicable law or any provision herein, Noranda fails to redeem all of the Series 2 Shares on the Final Redemption Date, Noranda shall redeem as soon thereafter as possible the remaining Series 2 Shares, as nearly as practicable on a pro rata basis with any then outstanding Series 1 Shares.

(4)    Partial Redemption.    On or before June 30, 2011 but subject to the immediately following sentences, if any of the then issued and outstanding Series 2 Shares are to be redeemed, Series 2 Shares will be redeemed as nearly as practicable on a pro rata basis with the Series 1 Shares and Series 3 Shares then outstanding. From June 30, 2010 to June 29, 2012, no Series 2 Shares may be redeemed hereunder until all the Series 1 Shares have been redeemed. Following June 30, 2012, any redemption of the Series 2 Shares hereunder shall be made as nearly as practicable on a pro rata basis with any Series 1 Shares then outstanding.

(5)    Notice of Redemption.    In the case of any Redemption pursuant to subsections (1), (2) or (3) of this section 3, Noranda will give to each holder of Series 2 Shares to be redeemed a notice in writing of the intention of Noranda to redeem such shares (the "Redemption Notice") not less than 30 days and not more than 60 days prior to the Redemption Date, but in any event, Noranda will redeem the then outstanding Series 2 Shares on the Redemption Date. The Redemption Notice must set out the number of Series 2 Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price and the Redemption Date. A Redemption Notice will be validly and effectively given on the date on which it is sent and such notice will be given and sent by ordinary unregistered first class prepaid mail or by delivery addressed to each holder of Series 2 Shares to be redeemed at the last address of such holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 2 Shares to be redeemed.

(6)    Method of Payment.    On the Redemption Date, Noranda will pay or cause to be paid to or to the order of the holders of the Series 2 Shares to be redeemed, the Redemption Price thereof on presentation and surrender at the principal office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Series 2 Shares so called for redemption, together with such other documents as may be reasonably required to effect the redemption of the Series 2 Shares. Payment will be made by cheque payable at par at any branch in Canada of a chartered bank or trust company. If only a part of the Series 2 Shares represented by any certificate are redeemed, a new certificate for the balance will be issued at the expense of Noranda. Subject to subsection 3(5), from and after the date specified in any Redemption Notice, the Series 2 Shares called for redemption will be deemed to be redeemed and the holders of those Series 2 Shares will cease to be entitled to dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Series 2 Shares unless payment of the Redemption Price is not duly made by Noranda on presentation and surrender of the certificate or certificates representing the Series 2 Shares.

(7)    Deposit of Redemption Price.    At any time after the Redemption Notice is given, Noranda will have the right to deposit the redemption price of any or all Series 2 Shares called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent (other than Noranda), to the credit of a special account for the respective holders of those Series 2 Shares to be paid on surrender to Noranda or that chartered bank or trust company of the certificate or certificates representing those Series 2 Shares. Any such deposit will constitute payment and satisfaction of the redemption price of the Series 2 Shares for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion of the redemption price so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Series 2 Shares being redeemed. Noranda will be entitled to any interest on such deposit.

(8)    Application of Net Proceeds to Redeem Series 2 Shares.    From and including June 30, 2010, Noranda will, subject to section 7 and applicable law, apply the net proceeds it realizes from:

  (i)
  any issuance for cash of Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of Noranda (which, for greater certainty, will not include the issue of Common Shares pursuant to any share compensation arrangement, including any stock option plan, share purchase plan or dividend reinvestment plan of Noranda, or pursuant to the terms of the Preferred Shares or the 123 Shares), or

  (ii)
  the sale by Noranda of any capital assets outside the ordinary course of business exceeding Cdn. $250 million, in any one transaction or series of related transactions (and for greater certainty, the entire amount of the net proceeds shall be applied net of any taxes paid or payable);

to redeem the 123 Shares; provided that from and including June 30, 2010 until June 29, 2012, so long as any Series 1 Shares are outstanding, the net proceeds will be used first to redeem any then outstanding Series 1 Shares; further provided that from and including June 30, 2012 until June 29, 2015, so long as any Series 1 Shares or Series 2 Shares are then outstanding, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares and Series 2 Shares and from and including June 30, 2015, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares, Series 2 Shares and Series 3 Shares.

4.     Retraction Right

(1)    Right to Require Retraction.    Subject to section 7, applicable law, and compliance with subsections 4(2), (3) and (4), upon the occurrence of a Change of Control Event, a holder shall have the right at any time after the occurrence of a Change of Control Event (the "Retraction Right") to require Noranda to redeem all of the holder's then outstanding Series 2 Shares.

(2)   Retraction Procedure.

  (a)
  In order to exercise its Retraction Right, a holder must give Noranda notice of such exercise, and on or before the Change of Control Retraction Date, tender to Noranda, at its registered office or at any place at which the Series 2 Shares may be transferred, the certificate or certificates representing the Series 2 Shares which the holder wishes Noranda to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by Noranda to the holder on or before the Change of Control Retraction Date. In the event that payment of the Retraction Price is not made by Noranda on or before the Change of Control Retraction Date, Noranda shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

  (b)
  Subject to section 7 and applicable law, Noranda shall redeem Series 2 Shares duly tendered pursuant an exercise of the Retraction Right as follows:

  (i)
  upon the occurrence of an event contemplated under paragraph (i) of the definition of a "Change of Control Event", Noranda shall redeem (x) on the 30th day following the occurrence of such event, all Series 2 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to such 30th day and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 2 Shares that have been tendered to Noranda;

  (ii)
  upon the occurrence of an event contemplated under paragraph (ii) of the definition of a "Change of Control Event", Noranda shall redeem, (x) on the date upon which Common Shares are first taken up under the Take-over Bid, all Series 2 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to the date on which Common Shares are first taken up; and (y) thereafter, from time to time, on the third Business Day following the exercise of the Retraction Right, all Series 2 Shares that have been tendered to Noranda;

  (iii)
  upon the occurrence of an event contemplated under paragraph (iii) of the definition of a "Change of Control Event", Noranda shall redeem, (x) on the date that the Control Transaction is completed, all Series 2 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to the date that the Control Transaction is completed and (y) thereafter, from time to time, on the third Business Day following the exercise of the Retraction Right, all Series 2 Shares that have been tendered to Noranda;

    in each case, by payment of an amount in cash for each Series 2 Share redeemed equal to (i) if the redemption occurs on or before June 30, 2010, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2010, the Basic Redemption Price (the "Retraction Price"). For purposes of determining the Retraction Price, the date fixed for redemption shall be the date upon which Common Shares are first taken up under a Take-over Bid or the date that a Control Transaction is contemplated, as applicable, and, thereafter, the third Business Day immediately following the date on which Series 2 Shares are tendered by a holder to Noranda pursuant to subsection 4(2)(a).

  (c)
  The provisions of section 3 shall apply to any redemption pursuant to this section 4 except to the extent that such provisions are inconsistent with the provisions of this section 4.

(3)    Exception.    Notwithstanding anything contained in this section 4, Noranda shall not redeem any Series 2 Shares tendered to Noranda pursuant to the exercise of the Retraction Right upon the occurrence of an event contemplated under paragraph (ii) or (iii) of the definition of "Change of Control Event" if the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person and, upon any such withdrawal, termination or expiry, any notice delivered pursuant to subsection 4(2)(a) shall be null and void and of no further force or effect.

(4)    Notice.    Noranda shall give written notice of the occurrence of any Change of Control Event to all holders within five Business Days of the date on which Noranda first becomes aware of such occurrence.

5.    Conversion into Common Shares at the Option of Noranda On the Final Redemption Date.

(1)    Conversion Right.    Subject to section 7, applicable law and any requirement to obtain regulatory relief, Noranda, at its option (the "Conversion Right"), may, upon giving written notice (the "Conversion Notice") at least 30 days but no more than 60 days prior to the Final Redemption Date, convert all or any part of the then outstanding Series 2 Shares into that number of freely-tradeable, fully paid and non-assessable Common Shares per Series 2 Share determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the Final Redemption Date and calculated in accordance with subsection 2(1)(d) (the whole constituting the "Cash Conversion Price"), by the greater of $2.00 (as adjusted from time to time by the Board of Directors acting in good faith to give effect to any split, division, consolidation, combination or similar change in the capital of Noranda that affects the number of Common Shares then outstanding) and 90% of the U.S. Dollar Equivalent of the Current Market Price as of the Final Redemption Date.

(2)    Conversion Notice.    The Conversion Notice must set out the number of Series 2 Shares held by the person to whom it is addressed which are to be converted. The Conversion Notice also must advise the holder that the Common Shares will be registered in the name of the holder of Series 2 Shares to be converted unless the Transfer Agent receives from the holder, at least 10 Business Days before the Final Redemption Date, at any principal office of the Transfer Agent, written notice in form and substance satisfactory to the Transfer Agent directing Noranda to arrange for the registration of such Common Shares in some other name or names (the "Transferee" or the "Transferees") and stating the name or names (with addresses), accompanied by payment to the Transfer Agent of any transfer tax which may be payable by reason of the transfer and a written declaration, if required by any applicable law or by Noranda, as to the residence of the Transferee(s) and such other matters as may be required by law or requested by Noranda in order to determine the entitlement of the Transferee(s) to such Common Shares, in which case such Common Shares will be registered in the name or names so directed in the written notice. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Final Redemption Date, so that the rights of the holder of such Series 2 Shares as the holder thereof will cease at such time and the person or persons entitled to receive Common Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.

(3)    Pro Rata Conversion.    If less than all of the then outstanding Series 2 Shares are at any time to be converted at the option of Noranda, then: (i) the particular Series 2 Shares to be so converted will be selected on a pro rata basis; and (ii) any Series 2 Shares not converted pursuant to this section 5 will be redeemed pursuant to subsection 3(3).

        (4)    Prohibition on Conversion.    Noranda cannot exercise the Conversion Right hereunder if: (i) subject to Section 5(7), a Change of Control Event has occurred; (ii) an Extraordinary Dividend has been paid; or (iii) any one or more of the following events has occurred:

  (a)
  the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation;

  (b)
  the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law;

  (c)
  for any reason beyond its control, Noranda is unable to issue Common Shares or is unable to deliver such Common Shares; or

  (d)
  such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

(5)    Fractional Shares.    Where the aggregate number of Common Shares to be delivered to a holder of Series 2 Shares pursuant to Noranda's exercise of the Conversion Right includes a fraction of a Common Share, Noranda, in lieu of delivering such fractional share, will pay by cheque an amount equal to the balance of the Cash Conversion Price not otherwise satisfied by the delivery of the Common Shares.

(6)   Delivery of Shares and Share Certificates.

  (a)
  On any conversion of Series 2 Shares pursuant to the exercise of the Conversion Right, the share certificates for Common Shares resulting therefrom will be delivered in the name of the holder of the Series 2 Shares converted or, if applicable, in the name of the Transferee; provided that such holder of Series 2 Shares will (i) pay any applicable security transfer taxes including, without limitation, any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such holder of Series 2 Shares or (ii) will have evidenced to the satisfaction of Noranda that such taxes, if any, have been paid.

  (b)
  Subject to these Series 2 Provisions upon the exercise of the Conversion Right any holder of Series 2 Shares to be converted (or, if applicable, any Transferee) will be deemed to have become a holder of Common Shares of record for all purposes on the Final Redemption Date, notwithstanding any delay in the delivery of certificates representing the Common Shares for which such Series 2 Shares have been converted.

  (c)
  Upon exercise of the Conversion Right, Noranda is not required to issue Common Shares to any person whose address is in, or whom Noranda or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by Noranda with the securities or other laws of such jurisdiction.

(7)    Exception.    Notwithstanding section 5(4)(i), Noranda shall be entitled to exercise its Conversion Right hereunder in accordance with its terms if the applicable Change of Control Event prohibiting such conversion is the occurrence of (ii) or (iii) under the definition of "Change of Control Event" and the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person, upon any such withdrawal, termination or expiry.

6.     Purchase for Cancellation

        Subject to section 7 and to applicable law, Noranda may, at any time, if obtainable, purchase for cancellation, by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable, all or from time to time any part of the then outstanding Series 2 Shares.

7.     Restrictions on Dividends and Retirement of Shares

(1)    General Restrictions.    As long as any Series 2 Shares are outstanding, Noranda will not at any time, without the approval of the holders of the Series 2 Shares given as provided in section 11:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Noranda ranking junior to the Series 2 Shares) on shares of Noranda ranking junior to the Series 2 Shares;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares of Noranda ranking junior to the Series 2 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Noranda ranking as to capital junior to the Series 2 Shares;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 2 Shares then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Series 2 Shares; or

  (e)
  issue any additional Series 2 Shares or any shares ranking senior to or on a parity with the Series 2 Shares,

unless, in each such case, all accrued dividends up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable on the Series 2 Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Series 2 Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

(2)    Extraordinary Dividends.    As long as 123 Shares having an aggregate issue price of at least $300 million remain outstanding, Noranda will not at any time, without the approval of the holders of the Series 2 Shares given as provided in section 10 declare, pay or set apart for payment any Extraordinary Dividends.

8.     Voting Rights and Election of Directors

(1)    Election of Directors.    The holders of Series 2 Shares together with the holders of Series 1 Shares and the holders of the Series 3 Shares will have at all times the right, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of Noranda at which directors are to be elected. Forthwith upon the occurrence of a Board Event, the holders of the Series 2 Shares together with the holders of the Series 1 Shares and the holders of the Series 3 Shares will, but only for so long as a Board Event is continuing, be entitled, voting collectively, to elect three additional directors (for a total of five). Upon the occurrence of a Board Event, the Board of Directors will, at its election and subject to applicable law, either (i) appoint such additional number of directors to which the holders of the Series 2 Shares (together with the holders of the Series 1 Shares and holders of the Series 3 Shares) are entitled to elect as a result of such occurrence and as may be proposed by the Series 123 Directors, or (ii) forthwith call a special meeting of the applicable shareholders of Noranda for the purpose of electing such additional number of directors and, if necessary, increasing the maximum number of directors that may be elected. The holders of Series 2 Shares are entitled to receive notice of and to attend all annual and special meetings of the Shareholders of Noranda called for the purpose of electing directors as provided in this subsection 8(1) and, for such purpose only, to one vote in respect of each Series 2 Share held at all such meetings.

(2)    Vacancies.    If a Series 123 Director ceases to be a director for any reason other than as a result of a Board Event ceasing to continue, the Board of Directors will fill the vacancy thereby created by appointing as soon as reasonably possible that individual who is nominated by the remaining Series 123 Directors, provided that if there are no remaining 123 Directors then in office, the Board of Directors will select the individuals to be appointed.

(3)    Meeting of Shareholders.    Except as otherwise provided by law or as specifically provided herein and except for meetings of the holders of Junior Preference Shares as a class and meetings of all holders of Series 2 Shares as a series, the holders of the Series 2 Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Noranda.

(4)    Meeting of Holders of Series 2 Shares as a Series or Junior Preference Shares as a Class. At any meeting of holders of Series 2 Shares as a series or together with one or more other series or Junior Preference Shares as a class, each such holder will be entitled to one vote in respect of each Series 2 Shares held.

9.     Issue of Additional Common Shares

        For greater certainty, nothing in these Series 2 Provisions will affect or restrict the right of Noranda to increase the number of the Common Shares or to issue additional Common Shares from time to time.

10.   Approval of Holders of Series 2 Shares

        In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 2 Shares as a series and any other approval to be given by the holders of Series 2 Shares as a series will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of Series 2 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding Series 2 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the Series 2 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding Series 2 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of Noranda with respect to meetings of shareholders.

11.   Capital Reorganizations and Amalgamations of Noranda

        In the event of a capital reorganization, merger or amalgamation of Noranda or comparable transaction affecting the Series 2 Shares, holders of the Series 2 Shares will be entitled to receive pursuant to the exercise of the Conversion Right, and each such holder will accept, the number of shares or other securities or consideration of Noranda or a corporation resulting, surviving or continuing from the capital reorganization, merger, amalgamation or comparable transaction that such holder would have received had such holder been a holder of Common Shares immediately prior to the record date of the capital reorganization, merger, amalgamation or comparable transaction.

12.   Notices

(1)    Notice to Noranda.    Subject to applicable law, any notice, request or other communication to be given to Noranda by a holder of Series 2 Shares must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of Noranda and addressed to the attention of the Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by Noranda.

(2)    Presentation and Surrender of Certificates.    Any presentation and surrender by a holder of Series 2 Shares to Noranda or the Transfer Agent of certificates representing Series 2 Shares in connection with the redemption of Series 2 Shares must be made by registered mail (postage prepaid) or by delivery to the registered office of Noranda or to such office of the Transfer Agent as may be specified by Noranda, in each case addressed to the attention of the Secretary of Noranda. Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by Noranda or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

(3)    Notice to Holders of Series 2 Shares.    Subject to applicable law, any notice, including but not limited to the Redemption Notice and the Conversion Notice, request or other communication to be given to a holder of Series 2 Shares by or on behalf of Noranda must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of Noranda or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Series 2 Shares, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by Noranda pursuant to that notice, request or other communication.

13.   Tax Election

        Noranda will elect, in the manner and within the time provided under Section 191.2 in Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of the Series 2 Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

14.   Return of Unclaimed Funds to Noranda

        Subject to applicable laws, Noranda will have the right, with respect to any funds deposited by Noranda to any chartered bank or trust company in respect of amounts due to holders of Series 2 Shares, on or after the second anniversary date of the deposit of such funds to any chartered bank or trust company, to require that such chartered bank or trust company return to Noranda any funds which remain unclaimed by holders of the Series 2 Shares. If at any time following the return of the unclaimed funds to Noranda, either Noranda or the chartered bank or trust company receives a request from a holder of Series 2 Shares for the holder's unclaimed entitlement to any amount due to the holder in respect of the holder's Series 2 Shares, Noranda will promptly arrange for the payment of such amount to the holder.

15.   Wire or Electronic Transfer of Funds

        Notwithstanding any other right, privilege, restriction or condition attaching to the Series 2 Shares, Noranda may, at its option, make any payment due to a holder of Series 2 Shares hereunder by way of a wire or electronic transfer of funds to each registered holder of Series 2 Shares. In the event that a payment is made by way of a wire or electronic transfer of funds, Noranda will be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by Noranda that a payment is to be made by way of a wire or electronic transfer of funds, Noranda will notify each registered holder of Series 2 Shares at the address of such holder as it appears on the register of holders. Such notice by Noranda will request that each registered holder of Series 2 Shares provide the particulars of an account of such holder with a chartered bank or trust company in Canada to which the wire or electronic transfer of funds will be directed. In the event that Noranda does not receive account particulars from a registered holder of Series 2 Shares prior to the date such payment is to be made, Noranda will deposit the funds otherwise payable to such holder in a special account or accounts in trust for each respective holder. The making of a payment by way of a wire or electronic transfer of funds or, in the case where a registered holder of the Series 2 Shares has not provided Noranda with account particulars for a wire or electronic transfer of funds, the deposit by Noranda of the funds otherwise payable to such holder in a special account or accounts in trust for such holder, will be deemed to constitute payment by Noranda on the date thereof and will satisfy and discharge all liabilities of Noranda for such payment to the extent of the amount represented by such transfer.

16.   Additional Series

        As long as any of the 123 Shares are outstanding, Noranda may not issue any additional Preferred Shares, other than Cumulative Redeemable Preferred Shares, Series F issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series G and Cumulative Redeemable Preferred Shares, Series G issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series F, without the approval of the holders of the 123 Shares, expressed by resolution of the holders of all such shares voting together. For this purpose, the approval to be given will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of 123 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding 123 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the 123 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding 123 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of Noranda with respect to meetings of shareholders.

Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to, the Junior Preference Shares, Series 3

        The third series of Junior Preference Shares of Noranda shall consist of 10,000,000 shares designated as Junior Preference Shares, Series 3 (the "Series 3 Shares") with an issue price of $25.00 per share (the "Issue Price") and, in addition to the rights, privileges, restrictions and conditions attaching to the Junior Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the "Series 3 Provisions"):

1.     Interpretation

(1)
Defined Terms.    In these Series 3 Provisions:

"Acquiring Person" means any person who is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

  (a)
  Noranda or any Subsidiary of Noranda;

  (b)
  Brascan;

  (c)
  any person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of one or any combination of:

  (A)
  a Voting Share Reduction which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such person to a Significant Interest in the Voting Shares then outstanding,

  (B)
  a Pro Rata Acquisition,

  (C)
  an Exempt Acquisition,

  (D)
  a Convertible Security Acquisition, or

  (E)
  a 123 Share Acquisition;

    provided further, however, that if a person shall become the Beneficial Owner of a Significant Interest in the Voting Shares then outstanding by reason of any one or a combination of a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition), or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person;

  (d)
  any person who, on the Issue Date of the 123 Shares, is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares, provided that if such person thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person; and

  (e)
  an underwriter or member of a banking or selling group that acquires Voting Shares from Noranda in connection with a distribution of securities pursuant to a prospectus or by way of private placement.

"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:

  (a)
  the outstanding share capital for all shares ranking junior to the Junior Preference Shares;

  (b)
  without duplication, any surplus, whether contributed or capital;

  (c)
  retained earnings; and

  (d)
  consolidated non-controlling interest,

all as set forth in Noranda's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

"Affiliate", when used to indicate a relationship with a specified corporation, means a person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified corporation.

"Associate", when used to indicate a relationship with a specified person, means (i) a spouse of such specified person, (ii) any person of either sex with whom such specified person is living in a conjugal relationship outside marriage or (iii) any relative of such specified person or of a person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified person.

"Basic Redemption Price" has the meaning attributed to it in subsection 3(2).

A person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of and to "Beneficially Own":

  (i)
  any securities of which such person or any of such person's Affiliates or Associates is the owner at law or in equity;

  (ii)
  any securities as to which such person or any of such person's Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and

  (iii)
  any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other person with which, and in respect of which securities, such person is acting jointly or in concert;

    provided, however, that a person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

    (A)
    by reason of such security having been deposited or tendered pursuant to a Take-over Bid made by, or Control Transaction involving, such person or any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

    (B)
    by reason of such person, any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition holding such security, if:

    (I)
    the ordinary business of the person (in this definition, a "Manager") includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other person (in this definition, a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

    (II)
    the person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security and is acting in the ordinary course of such duties for the Estate Account or for such Other Accounts;

    (III)
    such person is a Crown agent or agency (in this definition, the "Crown Agent");

      (IV)
      the person is established by statute for purposes that include, and the ordinary business or activity of such person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

      (V)
      the person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the similar laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

    but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid or a Control Transaction, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by Noranda, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other person;

    (C)
    because such person:

    (I)
    is a Client of the same Manager as another person on whose account the Manager holds such security,

    (II)
    has an Estate Account or an Other Account with the same Trust Company as another person on whose account the Trust Corporation holds such security, or

    (III)
    is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security,

    (D)
    because such person:

    (I)
    is a Client of a Manager and such security is owned at law or in equity by the Manager,

    (II)
    has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company, or

    (III)
    is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

    (E)
    because such person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

"Board Event" means any one of the following events:

  (a)
  if four quarterly dividends on the Series 3 Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of Noranda properly applicable to the payment of dividends; or

  (b)
  if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

"Board of Directors" means the board of directors of Noranda.

"Brascan" means Brascan Corporation, any Affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its Affiliates.

"Business Day" means a day other than a Saturday, a Sunday or any other day which is a statutory or civic holiday in Toronto, Ontario.

"Cash Conversion Price" has the meaning attributed to it in subsection 5(1).

"Change of Control Event" means the occurrence of:

  (i)
  the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by Noranda or an Acquiring Person of facts indicating that an Acquiring Person has become such;

  (ii)
  the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, Noranda or any Subsidiary of Noranda) to commence a Take-over Bid (other than by Brascan, Noranda or any Subsidiary of Noranda); or

  (iii)
  the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence a Control Transaction (other than by Brascan, Noranda or any Subsidiary of Noranda).

"Change of Control Retraction Date" means the date on which the Series 3 Shares are redeemed pursuant to subsection 4(2)(b)(i), (ii) or (iii), as applicable.

"Common Shares" means the common shares of Noranda, and any other securities into which those shares may be changed or for which those shares may be exchanged (whether or not Noranda is the issuer of such other securities).

"Control Transaction" means any merger, arrangement, amalgamation, reorganization, acquisition, material sale of shares or rights or interests therein or thereto or similar transactions involving Noranda, which will result in any person Beneficially Owning, whether directly as a result of such transaction or together with the Common Shares that such person Beneficially Owned before the completion of such transaction, a Significant Interest in Noranda.

"controlled": a body corporate is "controlled" by another person if:

  (i)
  securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other person; and

  (ii)
  the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Conversion Notice" has the meaning attributed to it in subsection 5(1).

"Conversion Right" has the meaning attributed to it in subsection 5(1).

"Convertible Securities" means, at any time, any securities issued by Noranda (including rights, warrants and options but other than the 123 Shares) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

"Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a person pursuant to an Exempt Acquisition or a Pro Rata Acquisition.

"Current Market Price" means, at any date, the volume weighted average trading price of Common Shares on the Toronto Stock Exchange (or, if not then listed on that exchange, on another exchange or market chosen by the Board of Directors in their sole discretion on which Common Shares are then traded), for a period of 20 consecutive Trading Days ending on the fourth day immediately prior to that date or, if such fourth day is not a Trading Day, on the immediately preceding Trading Day.

"Dividend" and "Dividends" have the respective meanings attributed to them in subsection 2(1)(a).

"Dividend Payment Date" means the last day of the months of March, June, September and December in each year.

"Dividend Period" means the Initial Dividend Period and, thereafter, the period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

"Exempt Acquisition" means an acquisition of Voting Shares or Convertible Securities (i) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by Noranda pursuant to a prospectus or private placement provided that the person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the distribution, or (ii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

"Extraordinary Dividend" means:

  (i)
  any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Noranda last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

  (ii)
  any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Noranda Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the "Noranda Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or

  (i)
  any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of Noranda.

"Final Redemption Date" means June 30, 2015.

"freely-tradeable" means, in respect of a Common Share, that (i) the Common Share is transferable and not subject to any escrow requirements or to any cease trade order imposed by a Canadian securities regulatory authority, and (ii) all hold periods imposed by Canadian securities legislation before such Common Share can be traded without a prospectus or in reliance on a prospectus exemption have expired.

"Initial Dividend Period" means the period from and including the Issue Date to but excluding the first Dividend Payment Date after the Issue Date.

"Issue Date" means the date any of the Series 3 Shares are first issued.

"Issue Price" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions attaching to the Series 1 Shares.

"Noranda" means Noranda Inc. and any corporation resulting, surviving or continuing from the merger, arrangement, amalgamation or reorganization of Noranda Inc., or a comparable transaction.

"Offer to Acquire" shall include:

  (i)
  an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

  (ii)
  an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

"Offeror" means a person who has announced an intention to make or who has made a Take-over Bid (excluding an Offer to Acquire Common Shares or other securities made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in clause (B) of the definition of "Beneficial Owner" pursuant to a distribution by Noranda or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such person) in the circumstances contemplated in said clause (B)), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

"Offeror's Securities" means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire by an Offeror.

"123 Shares" means, collectively, the Series 1 Shares, the Series 2 Shares and the Series 3 Shares.

"123 Share Acquisition" means, in respect of holders of the 123 Shares, (i) the payment of a Dividend by the issuance of Common Shares pursuant to subsection 2(2)(a) or (ii) the issuance of Common Shares upon exercise by Noranda of its conversion right pursuant to section 5.

"Optional Redemption Price" has the meaning attributed to it in subsection 3(1).

"Pro Rata Acquisition" means an acquisition by a person of Voting Shares or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of Noranda, (ii) pursuant to a regular dividend reinvestment or other plan of Noranda made available by Noranda to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from Noranda of further securities of Noranda, or (iii) pursuant to the receipt and/or exercise of rights (other than the 123 Shares) issued by Noranda to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that the person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the commencement of the offering of rights and that such rights are acquired directly from Noranda and not from any other person.

"Redemption Date" means (i) in the case of a mandatory redemption pursuant to subsection 3(3), the Final Redemption Date, (ii) in the case of a redemption in connection with an exercise of the Retraction Right, the Change of Control Retraction Date, and (iii) in all other cases, the date on which the redemption is to occur.

"Redemption Notice" has the meaning attributed to it in subsection 3(5).

"Redemption Price" means (i) if the redemption occurs on or before June 30, 2013, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2013, the Basic Redemption Price.

"Re-Set Dividend Rate" means the greater of (i) 6.50%, and (ii) the Ten Year U.S. Treasury Bond Yield plus 2.35%.

"Re-Set Dividend Period" means, initially, the period from and including June 30, 2010 to but excluding June 30, 2012 and, thereafter, the period from and including June 30, 2012 to but excluding June 30, 2014 and the period from and including June 30, 2014 to but excluding June 30, 2015, respectively.

"Retraction Price" has the meaning attributed to it in subsection 4(2)(b).

"Retraction Right" has the meaning attributed to it in subsection 4(1).

"Series 1 Shares" means the first series of Junior Preference Shares of Noranda.

"Series 123 Directors" means, at any time, those directors of Noranda most recently elected by or appointed on behalf of the holders of the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively.

"Series 2 Shares" means the second series of Junior Preference Shares of Noranda, designated as Junior Preference Shares, Series 2.

"Series 3 Provisions" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions and conditions attaching to the Series 3 Shares.

"Series 3 Shares" has the meaning attributed to it in the introductory paragraph to these Series 3 Provisions.

"Significant Interest":a person has a Significant Interest in the Voting Shares where that person Beneficially Owns 30% or more of the outstanding Voting Shares.

"Subsidiary":a body corporate is a Subsidiary of another body corporate if:

  (i)
  it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

  (ii)
  it is a Subsidiary of a body corporate that is that other's Subsidiary.

"Take-over Bid" means an Offer to Acquire Voting Shares, where the Voting Shares subject to the Offer to Acquire and the Offeror's Securities, constitute a Significant Interest in the outstanding Voting Shares at the date of the Offer to Acquire.

"Tax Act" means the Income Tax Act (Canada).

"Ten Year U.S. Treasury Bond Yield" means on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the board of directors of Noranda, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable United States Treasury Bond would carry if issued in U.S. dollars in the United States at 100% of its principal amount on such date with a term to maturity of ten years.

"Trading Day" means with respect to any stock exchange or over-the-counter market, a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and otherwise means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

"Transfer Agent" means Noranda, or such other person as from time to time may be the registrar and transfer agent for the Series 3 Shares.

"Transferee" and "Transferees" have the meanings attributed to them in subsection 5(2).

"U.S. - Canadian Exchange Rate" means, on any date:

  (i)
  if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate; or

  (ii)
  in any other case, the rate for such date for the conversion of one Canadian dollar into United States dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date.

"Voting Share Reduction" means an acquisition or a redemption by Noranda of Voting Shares.

"Voting Shares" means collectively the Common Shares and any other shares in the capital stock or voting interests of Noranda entitled to vote generally in the election of directors.

(2)    Ranking of Shares.    The expressions "in priority to", "on a parity with", "ranking equally with", "ranking prior to" and "ranking junior to" and similar expressions refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution of winding-up of Noranda, whether voluntary or involuntary, or any other distribution of the assets of Noranda for the purpose of winding-up its affairs.

(3)    Holder.    References to a "holder" in these Series 3 Provisions mean the registered owner of such shares.

(4)    Extended Meanings.    References in these Series 3 Provisions to words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnership, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

(5)    References to Statutes.    Except as otherwise noted herein, reference to any statute in these Series 3 Provisions is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.

(6)    References to Sections.    Reference in these Series 3 Provisions to any section or subdivision is to the designated section or subdivision of these Series 3 Provisions.

(7)    Acting Jointly or in Concert.    For purposes of these Series 3 Provisions, a person is acting jointly or in concert with every other person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first mentioned person to acquire or offer to acquire or vote Voting Shares (other than (i) in the case of agreements to acquire Voting Shares customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business and (ii) in the case of agreements to vote Voting Shares, agreements to vote for a limited purpose and without the intention of acquiring or exercising control).

(8)    Other Payment Matters.

  (a)
  If any date on which any Dividend on the Series 3 Shares is payable or on or by which any other action is required to be taken by Noranda under these Series 3 Provisions is not a Business Day, then the Dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day.

  (b)
  In the event of the non-receipt of a cheque by a holder of Series 3 Shares entitled to the cheque, or the loss or destruction of the cheque, Noranda, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Noranda, will issue to the holder a replacement cheque for the amount of the original cheque.

  (c)
  Notwithstanding any other provision of these Series 3 Provisions, Noranda may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that Noranda is so required or permitted to deduct or withhold, Noranda will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these Series 3 Provisions will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this subsection 1(8)(c).

(9)    Currency.

        Except as otherwise provided in these Series 3 Provisions, all references to currency herein are to lawful money of the United States.

(10)    Designation Under the Tax Act.

        The amount of    •    is specified in respect of each Series 3 Share for the purposes of subsection 191(4) of the Tax Act.

2.     Dividends

(1)   Payment of Dividends.

  (a)
  Until June 30, 2010, the holders of Series 3 Shares will be entitled to receive and Noranda will pay thereon, if, as and when declared by the Board of Directors out of the assets of Noranda properly applicable to the payment of dividends, fixed preferential cumulative cash dividends (each a "Dividend" and collectively, the "Dividends") in an amount per Series 3 Share per annum equal to $1.625, payable quarterly, in equal instalments of $0.4063 per Series 3 Share, with respect to each Dividend Period other than the Initial Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

  (b)
  The dividend payable in respect of the Initial Dividend Period, if declared by the Board of Directors, will be payable on June 30, 2005 in the amount per Series 3 Share obtained when:

  (i)
  $1.625 is multiplied by the number of days beginning on the Issue Date up to but excluding June 30, 2005; and

  (ii)
  the result in paragraph (i) is divided by 365.

  (c)
  During the Re-Set Dividend Period, the Series 3 Shares will be entitled to receive and Noranda will pay thereon, if, as and when declared by the Board of Directors out of the assets of Noranda properly applicable to the payment of dividends, fixed preferential cumulative cash dividends in an amount per Series 3 Share per annum equal to the Re-Set Dividend Rate, payable quarterly, in equal instalments per Series 3 Share, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

  (d)
  In any case where Dividends are payable for a period that ends on a date other than a Dividend Payment Date on which a Dividend was paid, Dividends will be paid in an amount per Series 3 Share obtained when:

    (i)
    $1.625 is multiplied by the number of days beginning on the date of the immediately preceding Dividend Payment Date up to but excluding the date fixed for payment; and

    (ii)
    the result in paragraph (i) is divided by 365.

  (e)
  If on any Dividend Payment Date the dividend payable on such date is not paid in full on all the Series 3 Shares then issued and outstanding, such dividend, or the unpaid part thereof, will be paid at a subsequent date or dates determined by the Board of Directors on which Noranda has sufficient monies properly applicable to the payment of such dividends. The holders of Series 3 Shares will not be entitled to any dividends other than or in excess of the preferential cumulative dividends hereinbefore provided.

(2)   Method of Payment.

  (a)
  Dividends on the Series 3 Shares will (other than in the case of redemption, in which case payment of dividends will be made on surrender of the certificate representing the Series 3 Shares to be redeemed) be paid by cheque, in lawful money of Canada, payable at par at any branch in Canada of a chartered bank or trust company, in the amount, rounded to the nearest whole cent ($0.01) of the applicable dividend or, at the election of Noranda and subject to applicable law and any requirement to obtain regulatory relief, by issuing freely-tradeable, fully paid and non-assessable Common Shares. The mailing by ordinary unregistered first class prepaid mail of such a cheque or share certificate, as applicable, to a holder of Series 3 Shares to the address of the holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders on or before the applicable Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) or, calculated in accordance with subsection 2(2)(b), such share certificate unless, in case of payment by cheque, such cheque is not paid on due presentation. Dividends represented by a cheque which has not been duly presented for payment within two years after it was issued or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable and set apart for payment will be forfeited to Noranda. Noranda may pay dividends in any other manner as it may agree with any particular holder.

  (b)
  If Noranda elects to pay a Dividend by issuing Common Shares in accordance with subsection 2(2)(a), the number of Common Shares to be issued as payment of a Dividend will be equal to the quotient obtained by dividing (i) the Dividend payable by (ii) 95% of the U.S. Dollar Equivalent of the Current Market Price as of the Dividend Payment Date, less the amount of any tax required to be deducted and withheld by Noranda. In any case where the aggregate number of Common Shares to be issued to a holder on payment of a Dividend pursuant to this section includes a fraction of a Common Share, Noranda, in lieu of delivering a fractional share, will pay by cheque an amount equal to the balance of the Dividend payable not otherwise satisfied by the delivery of Common Shares. Noranda cannot pay a Dividend by issuing Common Shares if one or more of the following events has occurred:

    (i)
    the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation;

    (ii)
    the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law;

    (iii)
    for any reason beyond its control, Noranda is unable to issue Common Shares or is unable to deliver such Common Shares; or

    (iv)
    such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

3.     Redemption

(1)    Redemption On or Before June 30, 2013.    On or before June 30, 2013, but subject to section 7 and to applicable law, Noranda, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 3 Shares from, subject to subsection 3(4), any one or more of the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share to be redeemed of $25.25, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 2(1)(c) (the "Optional Redemption Price").

(2)    Redemption From July 1, 2013 to June 29, 2015.    From and including July 1, 2013 to and including June 29, 2015, but subject to section 7 and to applicable law, Noranda, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 3 Shares from, subject to subsection 3(4), the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share redeemed of $25.00, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 2(1)(d) (the "Basic Redemption Price").

(3)    Mandatory Redemption on the Final Redemption Date.    Subject to section 7 and to applicable law and to any notice of conversion given by Noranda pursuant to section 7, and notwithstanding any other redemptions of Series 1 Shares made by Noranda pursuant to any other provision hereof, Noranda shall, on the Final Redemption Date, redeem the then outstanding Series 1 Shares by payment of an amount in cash for each share redeemed equal to the Basic Redemption Price. If, as a result of applicable law or any provision herein, Noranda fails to redeem all of the Series 3 Shares on the Final Redemption Date, Noranda shall redeem as soon thereafter as possible the remaining Series 3 Shares, as nearly as practicable on a pro rata basis with any then outstanding Series 1 Shares and Series 2 Shares.

(4)    Partial Redemption.    On or before June 30, 2012, but subject to the immediately following sentences, if any of the then issued and outstanding Series 3 Shares are to be redeemed, Series 3 Shares will be redeemed as nearly as practicable on a pro rata basis with the Series 1 Shares and Series 2 Shares then outstanding. From June 30, 2012 to June 29, 2015, no Series 3 Shares may be redeemed hereunder until all the Series 2 Shares have been redeemed. Following June 30, 2015, any redemption of the Series 3 Shares hereunder shall be made as nearly as practicable on a pro rata basis with any Series 1 Shares and Series 2 Shares then outstanding.

(5)    Notice of Redemption.    In the case of any Redemption pursuant to subsections (1), (2) or (3) of this section 3, Noranda will give to each holder of Series 3 Shares to be redeemed a notice in writing of the intention of Noranda to redeem such shares (the "Redemption Notice") not less than 30 days and not more than 60 days prior to the Redemption Date, but in any event, Noranda will redeem the then outstanding Shares L Shares on the Redemption Date. The Redemption Notice must set out the number of Series 3 Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price and the Redemption Date. A Redemption Notice will be validly and effectively given on the date on which it is sent and such notice will be given and sent by ordinary unregistered first class prepaid mail or by delivery addressed to each holder of Series 3 Shares to be redeemed at the last address of such holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 3 Shares to be redeemed.

(6)    Method of Payment.    On the Redemption Date, Noranda will pay or cause to be paid to or to the order of the holders of the Series 3 Shares to be redeemed, the Redemption Price thereof on presentation and surrender at the principal office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Series 3 Shares so called for redemption, together with such other documents as may be reasonably required to effect the redemption of the Series 3 Shares. Payment will be made by cheque payable at par at any branch in Canada of a chartered bank or trust company. If only a part of the Series 3 Shares represented by any certificate are redeemed, a new certificate for the balance will be issued at the expense of Noranda. Subject to subsection 3(5), from and after the date specified in any Redemption Notice, the Series 3 Shares called for redemption will be deemed to be redeemed and the holders of those Series 3 Shares will cease to be entitled to dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Series 3 Shares unless payment of the Redemption Price is not duly made by Noranda on presentation and surrender of the certificate or certificates representing the Series 3 Shares.

(7)    Deposit of Redemption Price.    At any time after the Redemption Notice is given, Noranda will have the right to deposit the redemption price of any or all Series 3 Shares called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent (other than Noranda), to the credit of a special account for the respective holders of those Series 3 Shares to be paid on surrender to Noranda or that chartered bank or trust company of the certificate or certificates representing those Series 3 Shares. Any such deposit will constitute payment and satisfaction of the redemption price of the Series 3 Shares for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion of the redemption price so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Series 3 Shares being redeemed. Noranda will be entitled to any interest on such deposit.

(8)    Application of Net Proceeds to Redeem Series 3 Shares.    From and including June 30, 2010, Noranda will, subject to section 7 and applicable law, apply the net proceeds it realizes from:

  (i)
  any issuance for cash of Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of Noranda (which, for greater certainty, will not include the issue of Common Shares pursuant to any share compensation arrangement, including any stock option plan, share purchase plan or dividend reinvestment plan of Noranda, or pursuant to the terms of the Preferred Shares or the 123 Shares), or

  (ii)
  the sale by Noranda of any capital assets outside the ordinary course of business exceeding Cdn. $250 million, in any one transaction or series of related transactions (and for greater certainty, the entire amount of the net proceeds shall be applied net of any taxes paid or payable);

to redeem the 123 Shares; provided that from and including June 30, 2010 until June 29, 2012, so long as any Series 1 Shares are outstanding, the net proceeds will be used first to redeem any then outstanding Series 1 Shares; further provided that from and including June 30, 2012 until June 29, 2015, so long as any Series 1 Shares or Series 2 Shares are then outstanding, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares and Series 2 Shares and from and including June 30, 2015, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares, Series 2 Shares and Series 3 Shares.

4.     Retraction Right

(1)    Right to Require Retraction.    Subject to section 7, applicable law, and compliance with subsections 4(2), (3) and (4),upon the occurrence of a Change of Control Event, a holder shall have the right at any time after the occurrence of a Change of Control Event (the "Retraction Right") to require Noranda to redeem all of the holder's then outstanding Series 3 Shares.

(2)   Retraction Procedure.

  (a)
  In order to exercise its Retraction Right, a holder must give Noranda notice of such exercise, and on or before the Change of Control Retraction Date, tender to Noranda, at its registered office or at any place at which the Series 3 Shares may be transferred, the certificate or certificates representing the Series 3 Shares which the holder wishes Noranda to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by Noranda to the holder on or before the Change of Control Retraction Date. In the event that payment of the Retraction Price is not made by Noranda on or before the Change of Control Retraction Date, Noranda shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

  (b)
  Subject to section 7 and applicable law, Noranda shall redeem Series 3 Shares duly tendered pursuant an exercise of the Retraction Right as follows:

  (i)
  upon the occurrence of an event contemplated under paragraph (i) of the definition of a "Change of Control Event", Noranda shall redeem (x) on the 30th day following the occurrence of such event, all Series 3 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to such 30th day and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 3 Shares that have been tendered to Noranda;

  (ii)
  upon the occurrence of an event contemplated under paragraph (ii) of the definition of a "Change of Control Event", Noranda shall redeem, (x) on the date upon which Common Shares are first taken up under the Take-over Bid, all Series 3 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to the date on which Common Shares are first taken up and (y) thereafter, from time to time, on the third Business Day following the exercise of the Retraction Right, all Series 3 Shares that have been tendered to Noranda; and

  (iii)
  upon the occurrence of an event contemplated under paragraph (iii) of the definition of a "Change of Control Event", Noranda shall redeem, (x) on the date that the Control Transaction is completed, all Series 3 Shares that have been tendered to Noranda on or before the third Business Day immediately prior to the date that the Control Transaction is completed and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 3 Shares that have been tendered to Noranda;

    in each case, by payment of an amount in cash for each Series 3 Share redeemed equal to (i) if the redemption occurs on or before June 30, 2013, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2013, the Basic Redemption Price (the "Retraction Price"). For purposes of determining the Retraction Price, the date fixed for redemption shall be the date upon which Common Shares are first taken up under a Take-over Bid or the date that a Control Transaction is contemplated, as applicable, and, thereafter, the third Business Day immediately following the date on which Series 3 Shares are tendered by a holder to Noranda pursuant to subsection 4(2)(a).

  (c)
  The provisions of section 3 shall apply to any redemption pursuant to this section 4 except to the extent that such provisions are inconsistent with the provisions of this section 4.

(3)    Exception.    Notwithstanding anything contained in this section 4, Noranda shall not redeem any Series 3 Shares tendered to Noranda pursuant to the exercise of the Retraction Right upon the occurrence of an event contemplated under paragraph (ii) or (iii) of the definition of "Change of Control Event" if the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person and, upon any such withdrawal, termination or expiry, any notice delivered pursuant to subsection 4(2)(a) shall be null and void and of no further force or effect.

(4)    Notice.    Noranda shall give written notice of the occurrence of any Change of Control Event to all holders within five Business Days of the date on which Noranda first becomes aware of such occurrence.

5.     Conversion into Common Shares at the Option of Noranda on the Final Redemption Date.

(1)    Conversion Right.    Subject to section 7, applicable law and any requirement to obtain regulatory relief, Noranda, at its option (the "Conversion Right"), may, upon giving written notice (the "Conversion Notice") at least 30 days but no more than 60 days prior to the Final Redemption Date, convert all or any part of the then outstanding Series 1 Shares into that number of freely-tradeable, fully paid and non-assessable Common Shares per Series 1 Share determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the Final Redemption Date and calculated in accordance with subsection 2(1)(c) (the whole constituting the "Cash Conversion Price"), by the greater of $2.00 (as adjusted from time to time by the Board of Directors acting in good faith to give effect to any split, division, consolidation, combination or similar change in the capital of Noranda that affects the number of Common Shares then outstanding) and 90% of the U.S. Dollar Equivalent of the Current Market Price as of the Final Redemption Date.

(2)    Conversion Notice.    The Conversion Notice must set out the number of Series 1 Shares held by the person to whom it is addressed which are to be converted. The Conversion Notice also must advise the holder that the Common Shares will be registered in the name of the holder of Series 1 Shares to be converted unless the Transfer Agent receives from the holder, at least 10 Business Days before the Final Redemption Date, at any principal office of the Transfer Agent, written notice in form and substance satisfactory to the Transfer Agent directing Noranda to arrange for the registration of such Common Shares in some other name or names (the "Transferee" or the "Transferees") and stating the name or names (with addresses), accompanied by payment to the Transfer Agent of any transfer tax which may be payable by reason of the transfer and a written declaration, if required by any applicable law or by Noranda, as to the residence of the Transferee(s) and such other matters as may be required by law or requested by Noranda in order to determine the entitlement of the Transferee(s) to such Common Shares, in which case such Common Shares will be registered in the name or names so directed in the written notice. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Final Redemption Date, so that the rights of the holder of such Series 1 Shares as the holder thereof will cease at such time and the person or persons entitled to receive Common Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.

(3)    Pro Rata Conversion.    If less than all of the then outstanding Series 1 Shares are at any time to be converted at the option of Noranda, then: (i) the particular Series 1 Shares to be so converted will be selected on a pro rata basis; and (ii) any Series 1 Shares not converted pursuant to this section 5 will be redeemed pursuant to subsection 3(3).

(4)    Prohibition on Conversion.    Noranda cannot exercise the Conversion Right hereunder if: (i) subject to Section 5(7), a Change of Control Event has occurred; (ii) an Extraordinary Dividend has been paid; or (iii) any one or more of the following events has occurred:

  (a)
  the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation;

  (b)
  the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law;

  (c)
  for any reason beyond its control, Noranda is unable to issue Common Shares or is unable to deliver such Common Shares; or

  (d)
  such Common Shares are not listed in each exchange on which the Common Shares are then listed for trading.

(5)    Fractional Shares.    Where the aggregate number of Common Shares to be delivered to a holder of Series 3 Shares pursuant to Noranda's exercise of the Conversion Right includes a fraction of a Common Share, Noranda, in lieu of delivering such fractional share, will pay by cheque an amount equal to the balance of the Cash Conversion Price not otherwise satisfied by the delivery of the Common Shares.

(6)   Delivery of Shares and Share Certificates.

  (a)
  On any conversion of Series 3 Shares pursuant to the exercise of the Conversion Right, the share certificates for Common Shares resulting therefrom will be delivered in the name of the holder of the Series 3 Shares converted or, if applicable, in the name of the Transferee; provided that such holder of Series 3 Shares will (i) pay any applicable security transfer taxes including, without limitation, any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such holder of Series 3 Shares or (ii) will have evidenced to the satisfaction of Noranda that such taxes, if any, have been paid.

  (b)
  Subject to these Series 3 Provisions upon the exercise of the Conversion Right any holder of Series 3 Shares to be converted (or, if applicable, any Transferee) will be deemed to have become a holder of Common Shares of record for all purposes on the Final Redemption Date, notwithstanding any delay in the delivery of certificates representing the Common Shares for which such Series 3 Shares have been converted.

  (c)
  Upon exercise of the Conversion Right, Noranda is not required to issue Common Shares to any person whose address is in, or whom Noranda or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by Noranda with the securities or other laws of such jurisdiction.

(7)    Exception.    Notwithstanding section 5(4)(i), Noranda shall be entitled to exercise its Conversion Right hereunder in accordance with its terms if the applicable Change of Control Event prohibiting such conversion is the occurrence of (ii) or (iii) under the definition of "Change of Control Event" and the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person, upon any such withdrawal, termination or expiry.

6.     Purchase for Cancellation

        Subject to section 7 and to applicable law, Noranda may, at any time, if obtainable, purchase for cancellation, by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable, all or from time to time any part of the then outstanding Series 3 Shares.

7.     Restrictions on Dividends and Retirement of Shares

(1)    General Restrictions.    As long as any Series 3 Shares are outstanding, Noranda will not at any time, without the approval of the holders of the Series 3 Shares given as provided in section 11:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Noranda ranking junior to the Series 3 Shares) on shares of Noranda ranking junior to the Series 3 Shares;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares of Noranda ranking junior to the Series 3 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Noranda ranking as to capital junior to the Series 3 Shares;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 3 Shares then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Series 3 Shares; or

  (e)
  issue any additional Series 3 Shares or any shares ranking senior to or on a parity with the Series 3 Shares,

unless, in each such case, all accrued dividends up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable on the Series 3 Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Series 3 Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

(2)    Extraordinary Dividends.    As long as 123 Shares having an aggregate issue price of at least $300 million remain outstanding, Noranda will not at any time, without the approval of the holders of the Series 3 Shares given as provided in section 10 declare, pay or set apart for payment any Extraordinary Dividends.

8.     Voting Rights and Election of Directors

(1)    Election of Directors.    The holders of Series 3 Shares together with the holders of the Series 1 Shares and the holders of the Series 2 Shares will have at all times the right, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of Noranda at which directors are to be elected. Forthwith upon the occurrence of (i) a Board Event, the holders of the Series 3 Shares together with the holders of the Series 1 Shares and the holders of the Series 2 Shares will, but only for so long as a Board Event is continuing, be entitled, voting collectively, to elect three additional directors (for a total of five). Upon the occurrence of a Board Event, the Board of Directors will, at its election and subject to applicable law, either (i) appoint such additional number of directors to which the holders of the Series 3 Shares (together with the holders of the Series 1 Shares and holders of the Series 2 Shares) are entitled to elect as a result of such occurrence and as may be proposed by the Series 123 Directors, or (ii) forthwith call a special meeting of the applicable shareholders of Noranda for the purpose of electing such additional number of directors and, if necessary, increasing the maximum number of directors that may be elected. The holders of Series 3 Shares are entitled to receive notice of and to attend all annual and special meetings of the Shareholders of Noranda called for the purpose of electing directors as provided in this subsection 8(1) and, for such purpose only, to one vote in respect of each Series 3 Share held at all such meetings.

(2)    Vacancies.    If a Series 123 Director ceases to be a director for any reason other than as a result of a Board Event ceasing to continue, the Board of Directors will fill the vacancy thereby created by appointing as soon as reasonably possible that individual who is nominated by the remaining Series 123 Directors, provided that if there are no remaining 123 Directors then in office, the Board of Directors will select the individuals to be appointed.

(3)    Meeting of Shareholders.    Except as otherwise provided by law or as specifically provided herein and except for meetings of the holders of Junior Preference Shares as a class and meetings of all holders of Series 3 Shares as a series, the holders of the Series 3 Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Noranda.

(4)    Meeting of Holders of Series 3 Shares as a Series or Junior Preference Shares as a Class. At any meeting of holders of Series 3 Shares as a series or together with one or more other series or Junior Preference Shares as a class, each such holder will be entitled to one vote in respect of each Series 3 Shares held.

9.     Issue of Additional Common Shares

        For greater certainty, nothing in these Series 3 Provisions will affect or restrict the right of Noranda to increase the number of the Common Shares or to issue additional Common Shares from time to time.

10.   Approval of Holders of Series 3 Shares

        In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 3 Shares as a series and any other approval to be given by the holders of Series 3 Shares as a series will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of Series 3 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding Series 3 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the Series 3 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding Series 3 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of Noranda with respect to meetings of shareholders.

11.   Capital Reorganizations and Amalgamations of Noranda

        In the event of a capital reorganization, merger or amalgamation of Noranda or comparable transaction affecting the Series 3 Shares, holders of the Series 3 Shares will be entitled to receive pursuant to the exercise of the Conversion Right, and each such holder will accept, the number of shares or other securities or consideration of Noranda or a corporation resulting, surviving or continuing from the capital reorganization, merger, amalgamation or comparable transaction that such holder would have received had such holder been a holder of Common Shares immediately prior to the record date of the capital reorganization, merger, amalgamation or comparable transaction.

12.   Notices

(1)    Notice to Noranda.    Subject to applicable law, any notice, request or other communication to be given to Noranda by a holder of Series 3 Shares must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of Noranda and addressed to the attention of the Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by Noranda.

(2)    Presentation and Surrender of Certificates.    Any presentation and surrender by a holder of Series 3 Shares to Noranda or the Transfer Agent of certificates representing Series 3 Shares in connection with the redemption of Series 3 Shares must be made by registered mail (postage prepaid) or by delivery to the registered office of Noranda or to such office of the Transfer Agent as may be specified by Noranda, in each case addressed to the attention of the Secretary of Noranda. Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by Noranda or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

(3)    Notice to Holders of Series 3 Shares.    Subject to applicable law, any notice, including but not limited to the Redemption Notice and the Conversion Notice, request or other communication to be given to a holder of Series 3 Shares by or on behalf of Noranda must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of Noranda or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Series 3 Shares, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by Noranda pursuant to that notice, request or other communication.

13.   Tax Election

        Noranda will elect, in the manner and within the time provided under Section 191.2 in Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of the Series 3 Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

14.   Return of Unclaimed Funds to Noranda

        Subject to applicable laws, Noranda will have the right, with respect to any funds deposited by Noranda to any chartered bank or trust company in respect of amounts due to holders of Series 3 Shares, on or after the second anniversary date of the deposit of such funds to any chartered bank or trust company, to require that such chartered bank or trust company return to Noranda any funds which remain unclaimed by holders of the Series 3 Shares. If at any time following the return of the unclaimed funds to Noranda, either Noranda or the chartered bank or trust company receives a request from a holder of Series 3 Shares for the holder's unclaimed entitlement to any amount due to the holder in respect of the holder's Series 3 Shares, Noranda will promptly arrange for the payment of such amount to the holder.

15.   Wire or Electronic Transfer of Funds

        Notwithstanding any other right, privilege, restriction or condition attaching to the Series 3 Shares, Noranda may, at its option, make any payment due to a holder of Series 3 Shares hereunder by way of a wire or electronic transfer of funds to each registered holder of Series 3 Shares. In the event that a payment is made by way of a wire or electronic transfer of funds, Noranda will be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by Noranda that a payment is to be made by way of a wire or electronic transfer of funds, Noranda will notify each registered holder of Series 3 Shares at the address of such holder as it appears on the register of holders. Such notice by Noranda will request that each registered holder of Series 3 Shares provide the particulars of an account of such holder with a chartered bank or trust company in Canada to which the wire or electronic transfer of funds will be directed. In the event that Noranda does not receive account particulars from a registered holder of Series 3 Shares prior to the date such payment is to be made, Noranda will deposit the funds otherwise payable to such holder in a special account or accounts in trust for each respective holder. The making of a payment by way of a wire or electronic transfer of funds or, in the case where a registered holder of the Series 3 Shares has not provided Noranda with account particulars for a wire or electronic transfer of funds, the deposit by Noranda of the funds otherwise payable to such holder in a special account or accounts in trust for such holder, will be deemed to constitute payment by Noranda on the date thereof and will satisfy and discharge all liabilities of Noranda for such payment to the extent of the amount represented by such transfer.

16.   Additional Series

        As long as any of the 123 Shares are outstanding, Noranda may not issue any additional Preferred Shares, other than Cumulative Redeemable Preferred Shares, Series F issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series G and Cumulative Redeemable Preferred Shares, Series G issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series F, without the approval of the holders of the 123 Shares expressed by resolution of the holders of all such shares voting together. For this purpose, the approval to be given will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of 123 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding 123 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the 123 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding 123 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of Noranda with respect to meetings of shareholders.

EXHIBIT B

Conditions of the Issuer Bid

        Notwithstanding any other provision of the Issuer Bid, the Corporation shall not be required to accept for exchange or exchange any Shares and may terminate, amend or cancel the Issuer Bid or may postpone the exchange of any Shares tendered if, at any time on or after March 8, 2005 and at or before the exchange of any such Shares for Preferred Shares, any of the following events shall have occurred:

        (a)   there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, or make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for exchange of some or all of the Shares by the Corporation, the issuance of the Preferred Shares in exchange therefor or otherwise directly or indirectly relating in any manner to or affecting the Issuer Bid, or (ii) that otherwise, in the sole judgment of the Corporation, acting reasonably, has or may have a material adverse effect on value of, or trading in, the Shares or on the business, properties, condition (financial or otherwise), income, assets, liabilities, operations, results of operations or prospects of the Corporation and its subsidiaries, taken as a whole (a "Material Adverse Effect"), or has or may materially impair the contemplated benefits of the Issuer Bid to the Corporation and its subsidiaries taken as a whole; or

        (b)   there shall (i) have been any approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed (and likely to be enacted), sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Issuer Bid, the Corporation or any of its subsidiaries by any court, government, governmental authority or regulatory or administrative agency in any jurisdiction, or (ii) be any other prohibition at law, that, in the sole judgment of the Corporation, acting reasonably, might result directly or indirectly in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of the Issuer Bid; or

        (c)   there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity, or the escalation of any existing war, armed hostilities or other international or national calamity, directly or indirectly involving Canada or the United States, which, in the sole judgment of the Corporation, acting reasonably, materially adversely affects or will materially adversely affect the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole; (iv) any change in the general political, market, economic or financial conditions that has or may have a Material Adverse Effect other than a change relating to these conditions generally and not specifically to the Corporation and its subsidiaries; or

        (d)   any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations or results of operations of the Corporation or its subsidiaries that, in the sole judgment of the Corporation, acting reasonably, has or may have a Material Adverse Effect, provided that (i) the outcome to the Falconbridge Offer shall not be considered such a change, and (ii) such change or changes do not generally affect other senior mining companies listed on the Toronto Stock Exchange; or

        (e)   the Corporation shall not have received all necessary regulatory approvals from government bodies, regulatory agencies or any stock exchange; or

        (f)    any change shall have occurred or been proposed to the Income Tax Act (Canada) or to the published administrative policies of the Canada Customs and Revenue Agency that, in the sole judgment of the Corporation, acting reasonably, is detrimental to the Corporation or adversely affects the tax consequences of the Issuer Bid for holders of Shares, generally; or

        (g)   at the expiry time, fewer than 63,377,140 Shares have been tendered (or deemed to have been tendered) and not withdrawn by Brascan and its affiliates under the Offer.

SCHEDULE B

Terms of the Insider Bid

1.
General Terms.    The Insider Bid offer (the "Falconbridge Offer") shall be made by a circular bid to all shareholders and prepared in compliance with the OSA and other applicable provincial securities laws. The Falconbridge Offer shall be open for an initial period of at least thirty-five (35) days (calculated in accordance with the OSA) or such longer period as may be required to satisfy all of the conditions set forth in paragraph 3 below and the terms of the support agreement (the "Support Agreement") between the Corporation and Falconbridge Limited ("Falconbridge") dated as of the date hereof.

  Upon the terms and subject to the conditions of the Falconbridge Offer, the Purchaser will exchange all outstanding common shares of Falconbridge ("Falconbridge Shares"), not owned by the Corporation, deposited and not withdrawn under the Falconbridge Offer as required by applicable securities laws and in accordance with the terms of the Support Agreement.

  Unless the Falconbridge Offer is withdrawn, Falconbridge Shares may be deposited pursuant to the Falconbridge Offer at any time prior to the close of business on the date of the first exchange of Falconbridge Shares. Any Falconbridge Shares deposited pursuant to the Falconbridge Offer may be withdrawn until exchanged.

        The Purchaser shall have the right to vary the terms of the Falconbridge Offer to:

  (a)
  increase the consideration offered for the Falconbridge Shares;

  (b)
  extend the expiry date of the Falconbridge Offer on two separate occasions; or

  (c)
  waive conditions to the Falconbridge Offer (except that set forth as the first condition in Exhibit C).

  and shall otherwise not vary the Falconbridge Offer without the consent of Falconbridge.

2.
Price of the Offer.    The Falconbridge Offer shall be made on the basis of 1.77 common shares of the Corporation (but without issuing fractional shares; entitlements to fractional shares will be paid in cash) per Falconbridge Share.

3.
Conditions of the Offer.    The Falconbridge Offer shall be subject to the conditions set out in Exhibit C.

EXHIBIT C

Conditions of the Insider Bid

        Notwithstanding any other provision of the Falconbridge Offer, the Corporation will not be required to accept for exchange or exchange any Falconbridge Shares tendered and may terminate, amend or cancel the Falconbridge Offer or may postpone the exchange of Falconbridge Shares tendered, if at any time on or after March 8, 2005 and at or before the exchange of any such Falconbridge Shares for Shares, any of the following events shall have occurred:

        (a)   at the expiry time, the number of Falconbridge Shares tendered (or deemed tendered) and not withdrawn under the Falconbridge Offer is not sufficient to enable the Corporation to complete a second stage business combination in accordance with applicable securities laws;

        (b)   there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, or make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Falconbridge Offer, the acceptance for exchange of some or all of the Falconbridge Shares by the Corporation, the issuance of the Shares in exchange therefor or otherwise directly or indirectly relating in any manner to or affecting the Falconbridge Offer, or (ii) that otherwise, in the sole judgment of the Corporation, acting reasonably, has or may have a material adverse effect on the trading in, or the value of, the Falconbridge Shares or on the business, properties, condition (financial or otherwise), income, assets, liabilities, operations, results of operations or prospects of Falconbridge and its subsidiaries, taken as a whole, or has or may materially impair the contemplated benefits of the Falconbridge Offer to the Corporation and its subsidiaries taken as a whole (a "Material Adverse Effect"); or

        (c)   there shall (i) have been any approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed (and likely to be enacted), sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Falconbridge Offer, the Corporation or any of its subsidiaries by any court, government, governmental authority or regulatory or administrative agency in any jurisdiction, or (ii) be any other prohibition at law, that, in the sole judgment of the Corporation, acting reasonably, might result directly or indirectly in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of the Falconbridge Offer; or

        (d)   there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity, or the escalation of any existing war, armed hostilities or other international or national calamity, directly or indirectly involving Canada or the United States, that, in the sole judgment of the Corporation, acting reasonably, materially adversely affects or will materially adversely affect the financial markets or the business, operations or affairs of Falconbridge and its subsidiaries, taken as a whole; (iv) any significant decrease in the market price of the Shares since the close of business on the date preceding the date of the Falconbridge Offer if such decrease has disproportionately affected Falconbridge as compared to other senior publicly traded mining companies listed on the Toronto Stock Exchange; (v) any change in the general political, market, economic or financial conditions that, in the sole judgment of the Corporation, acting reasonably, has or may have a Material Adverse Effect; or

        (e)   any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations, or results of operations of Falconbridge or its subsidiaries that, in the sole judgment of the Corporation, acting reasonably, has or may have a Material Adverse Effect, provided that such change or changes do not generally affect other senior mining companies listed on the Toronto Stock Exchange; or

        (f)    the Corporation has not taken up any Shares under the Issuer Bid; or

        (g)   the Corporation shall not have received all necessary regulatory approvals from government bodies, regulatory agencies or the stock exchanges and exemption orders for the Falconbridge Offer under applicable securities legislation in Canada; or

        (h)   any change shall have occurred or been proposed to the Income Tax Act (Canada) or to the published administrative policies of the Canada Customs and Revenue Agency that, in the sole judgment of the Corporation, acting reasonably, is detrimental to the Corporation or adversely affects the tax consequence of the Falconbridge Offer for shareholders, generally; or

        (i)    the Corporation shall have determined, in its sole judgment, acting reasonably, that the Falconbridge Offer, if completed, has or may have a Material Adverse Effect; or

        (j)    the Corporation will have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Falconbridge after March 8, 2005 with any regulatory authority in Canada or elsewhere; or

        (k)   the Corporation will have become entitled to terminate the Support Agreement in accordance with its terms.

QuickLinks

LOCK-UP AGREEMENT
ARTICLE 1 THE OFFER
ARTICLE 2 REPRESENTATIONS AND WARRANTIES
ARTICLE 3 COVENANTS
ARTICLE 4 DEPOSIT AND WITHDRAWAL
ARTICLE 5 TERMINATION BY THE SELLER AND THE CORPORATION
ARTICLE 6 GENERAL
SCHEDULE A Terms of the Issuer Bid
EXHIBIT A
EXHIBIT B Conditions of the Issuer Bid
SCHEDULE B Terms of the Insider Bid
EXHIBIT C Conditions of the Insider Bid